Consolidated Financial Statements
December 31, 2025 and 2024 and the three years ended December 31, 2025, 2024 and 2023 with report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
StoneCo Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Disposal group classified as held for sale and discontinued operations - Software business
Description of the Matter
As more fully described in note 1.1 to the consolidated financial statements, in the second quarter of 2025, the Board of Directors approved the plan to sell certain subsidiaries (“disposal group”) comprising most of the Software business. As a result, the Company classified and accounted for the disposal group as held for sale and as a discontinued operation in accordance with IFRS 5. As of December 31, 2025, the net carrying amount of the assets and liabilities associated with the disposal group was R$ 3,229,817 thousand, and the net loss for the year ended December 31, 2025 from discontinued operations was R$ 37,900 thousand.
Accounting for the disposal group classified as held for sale and as a discontinued operation is considered a critical audit matter due to the judgment involved in management’s assessment of whether the plan met the criteria for classification as held for sale, the complexity of properly identifying and segregating the net assets and results of operations of the disposal group, judgement involved in management´s assessment of the fair value less cost to sell, and applying the IFRS 5 requirements for presentation and disclosure as a discontinued operation in the financial statements.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management’s assessment that the plan met the criteria to be presented as a discontinued operation, as well as the effectiveness of controls over management’s classification, allocation of the disposal group’s net assets, fair value measurement and disclosure in the Company’s consolidated financial statements. Our audit procedures to test the measurement, presentation and financial statement disclosures of the disposal group included, among others, evaluating management’s assessment of the disposal group’s classification and measurement as held for sale and as a discontinued operation, testing the classification of amounts included in the disposal group by reconciling such amounts to the Company’s accounting records, and assessing the adequacy of the Company’s disclosures in the consolidated financial statements.
Allowance for expected credit losses of the credit portfolio
Description of the Matter
As more fully described in Notes 6.2.1.1 and 6.6 to the consolidated financial statements, the allowance for expected credit losses (“ECL”) of the Company’s credit portfolio was R$ 389,682 thousand as of December 31, 2025. Management estimates the allowance for ECL of the credit portfolio considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default). PD is a particularly sensitive assumption in determining the ECL and is based on statistical models that consider both internal and external historical data, behavioral scoring information and forward looking perspectives, among other information.
Auditing the allowance for ECL of the credit portfolio was complex and required the application of significant judgment due to the inherent complexity of the models. Significant assumptions and judgments with respect to the allowance for ECL of the credit portfolio include the determination of PD.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls related to the determination of the PD, including the data inputs used in its calculation and the governance and oversight controls over the ECL model.

To test the allowance for ECL of the credit portfolio, our audit procedures included, among others, involving our professionals with specialized skills and knowledge to assist in evaluating whether management's accounting policies meet IFRS 9 requirements, and in testing the models and methodology adopted to determine the ECL and the calculation of the PD. We also evaluated the appropriateness of management’s documentation by testing the principal data inputs due to their relevance within the overall measurement of ECL, and assessed the adequacy of the related disclosures included in the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S/S Ltda.
We have served as the Company’s auditor since 2016.

São Paulo, Brazil
March 02, 2026

Consolidated Statement of Financial Position
As of December 31, 2025 and 2024
(In thousands of Brazilian Reais)
Consolidated Statement of Financial Position as of December 31, 2025 and 2024

	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	5.2	4,821,703	5,227,654
Short-term investments	6.3	1,119,136	517,874
Financial assets from banking solutions	6.7	1,855,796	8,805,882
Accounts receivable from card issuers	6.4.1	41,275,188	29,231,820
Trade accounts receivable	6.5.1	222,501	390,575
Credit portfolio	6.6	2,008,436	891,718
Recoverable taxes	8	690,285	372,432
Derivative financial instruments assets	6.9	58,554	156,814
Other assets	7	372,634	370,255
		52,424,233	45,965,024

Assets classified as held for sale	1.1.2	4,022,823	—
		56,447,056	45,965,024

Non-current assets
Long-term investments	6.3	24,586	32,629
Accounts receivable from card issuers	6.4.1	146,776	116,245
Trade accounts receivable	6.5.1	21,874	25,528
Credit portfolio	6.6	438,380	171,401
Receivables from related parties	13.1	—	613
Deferred tax assets	9.4	1,256,150	871,640
Derivative financial instruments assets	6.9	11,464	103,374
Other assets	7	166,555	159,159
Investment in associates		71,614	75,751
Property and equipment	10.3	1,725,506	1,833,997
Intangible assets	11.3	1,986,935	5,458,102
		5,849,840	8,848,439

Total assets		62,296,896	54,813,463
			(continued)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position
As of December 31, 2025 and 2024
(In thousands of Brazilian Reais)

	Notes	December 31, 2025	December 31, 2024
Liabilities and equity
Current liabilities
Retail deposits	6.8.1	11,090,985	8,704,809
Accounts payable to clients	6.1.2.3.2	18,081,964	17,756,720
Trade accounts payable		848,341	672,184
Institutional deposits and marketable debt securities	6.8.2	5,777,314	3,065,999
Other debt instruments	6.8.2	2,866,445	1,903,840
Labor and social security liabilities	20.5	536,364	578,345
Taxes payable	12	899,270	560,250
Derivative financial instruments liabilities	6.9	94,871	10,593
Other liabilities		215,497	281,073
		40,411,051	33,533,813

Liabilities associated with assets held for sale	1.1.2	793,006	—
		41,204,057	33,533,813

Non-current liabilities
Accounts payable to clients	6.1.2.3.2	72,383	50,674
Institutional deposits and marketable debt securities	6.8.2	4,578,162	5,429,963
Other debt instruments	6.8.2	4,360,144	2,496,139
Derivative financial instruments liabilities	6.9	176,166	281,177
Deferred tax liabilities	9.4	309,136	680,672
Provision for contingencies	14.3	214,914	237,406
Labor and social security liabilities	20.5	82,869	39,515
Other liabilities		264,294	236,822
		10,058,068	9,452,368

Total liabilities		51,262,125	42,986,181

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	14,181,160	14,215,212
Treasury shares	15.3	(4,591,288)	(1,805,896)
Other comprehensive income	15.6	(536,073)	(287,048)
Retained earnings (accumulated losses)		1,973,342	(346,360)
		11,027,217	11,775,984
Other comprehensive loss associated with assets held for sale	1.1.2/15.6	(32,201)	—
Equity attributable to controlling shareholders		10,995,016	11,775,984
Non-controlling interests		39,755	51,298
Total equity		11,034,771	11,827,282

Total liabilities and equity		62,296,896	54,813,463
			(concluded)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Consolidated Statement of Profit or Loss for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024 (Recasted)	2023 (Recasted)

Continuing operations
Net revenue from transaction activities and other services	17.1.1.1	2,493,094	3,128,878	3,144,358
Net revenue from subscription services and equipment rental	17.1.1.2	889,319	746,196	717,432
Financial income	17.1.2	10,017,293	7,676,204	6,229,303
Other financial income	17.1.3	754,135	498,339	670,056
Total revenue and income from continuing operations		14,153,841	12,049,617	10,761,149

Cost of services	18	(3,365,431)	(2,832,504)	(2,370,159)
Administrative expenses	18	(921,667)	(845,458)	(902,191)
Selling expenses	18	(2,147,751)	(1,840,016)	(1,432,852)
Financial expenses, net	19	(4,479,266)	(3,660,234)	(3,956,164)
Mark-to-market on equity securities designated at FVPL		—	—	30,574
Other income (expenses), net	18	(447,452)	(386,244)	(217,075)
Total expenses		(11,361,567)	(9,564,456)	(8,847,867)

Gain (loss) on investment in associates		(2,456)	399	(3,669)
Profit (loss) before income taxes from continuing operations		2,789,818	2,485,560	1,909,613

Current income tax and social contribution	9.3	(566,138)	(485,025)	(323,421)
Deferred income tax and social contribution	9.3	153,379	20,085	(31,572)
Net income (loss) for the year from continuing operations		2,377,059	2,020,620	1,554,620

Net income (loss) for the year from discontinued operations	1.1.2	(37,900)	(3,527,670)	45,800
Net income (loss) for the year		2,339,159	(1,507,050)	1,600,420

Net income attributable to:
Controlling shareholders from continuing operations		2,360,693	2,016,384	1,549,289
Non-controlling interests from continuing operations		16,366	4,236	5,331
		2,377,059	2,020,620	1,554,620

Controlling shareholders from discontinued operations		(40,991)	(3,531,606)	42,776
Non-controlling interests from discontinued operations		3,091	3,936	3,024
		(37,900)	(3,527,670)	45,800

Earnings per share of continuing operations
Basic earnings per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	8.85	6.68	4.96
Diluted earnings per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	8.63	6.54	4.61
Earnings per share of discontinued operations
Basic earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	(0.15)	(11.70)	0.13
Diluted earnings (loss) per share for the year attributable to controlling shareholders (in Brazilian reais)	16.3	(0.15)	(11.45)	0.13
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Other Comprehensive Income (Loss)
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Other Comprehensive Income (loss) for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023

Net income (loss) for the year		2,339,159	(1,507,050)	1,600,420

Other comprehensive income (“OCI”)

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	22.1	(502,502)	(117,097)	98,283
Tax on changes in the fair value of accounts receivable from card issuers at fair value		195,651	39,873	(33,414)
Exchange differences on translation of foreign operations		(11,938)	1,749	(24,073)
Changes in the fair value of cash flow hedge		44,275	71,657	64,146
Tax on changes in the fair value of cash flow hedge		(16,062)	—	—

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Net monetary position in hyperinflationary economies		8,997	(657)	4,316
Gain on sale of equity instruments designated at fair value through other comprehensive income	6.3 (a)	—	35,647	—
Changes in the fair value of equity instruments designated at fair value through OCI	6.3 (a) / 22.1	—	1,623	1,912

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:

Accumulated exchange differences on disposal of foreign operation		—	—	257
Other comprehensive income (loss) for the year, net of tax		(281,579)	32,795	111,427

Total comprehensive income (loss) for the year, net of tax		2,057,580	(1,474,255)	1,711,847

Total comprehensive income (loss) attributable to:
Controlling shareholders		2,038,476	(1,481,821)	1,704,317
Non-controlling interests		19,104	7,566	7,530
Total comprehensive income (loss) for the year, net of tax		2,057,580	(1,474,255)	1,711,847
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Changes in Equity for the years ended December 31, 2025, 2024 and 2023

		Attributable to controlling shareholders
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive loss associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total

Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	—	(423,203)	12,893,906	56,118	12,950,024
Net income for the year		—	—	—	—	—	—	—	—	—	1,592,065	1,592,065	8,355	1,600,420
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	112,252	—	—	112,252	(825)	111,427
Total comprehensive income		—	—	—	—	—	—	—	112,252	—	1,592,065	1,704,317	7,530	1,711,847
Repurchase of shares		—	—	—	—	—	—	(292,745)	—	—	—	(292,745)	—	(292,745)
Equity transaction related to put options over non-controlling interest		—	—	—	—	89,475	89,475	—	—	—	—	89,475	(3,904)	85,571
Share-based payments		—	—	(25,851)	—	226,713	200,862	25,851	—	—	—	226,713	(114)	226,599
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	—	806	—	806
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(5,983)	(5,983)
Others		—	—	—	—	(208)	(208)	—	—	—	—	(208)	—	(208)
Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	—	1,168,862	14,622,264	53,696	14,675,960
Loss for the year		—	—	—	—	—	—	—	—	—	(1,515,222)	(1,515,222)	8,172	(1,507,050)
Other comprehensive income (loss) for the year		—	—	—	—	—	—	—	33,401	—	—	33,401	(606)	32,795
Total comprehensive income		—	—	—	—	—	—	—	33,401	—	(1,515,222)	(1,481,821)	7,566	(1,474,255)
Equity transaction related to put options over non-controlling interest		—	—	—	—	26,911	26,911	—	—	—	—	26,911	1,028	27,939
Repurchase of shares	15.3	—	—	—	—	—	—	(1,587,332)	—	—	—	(1,587,332)	—	(1,587,332)
Share-based payments		—	—	—	—	194,729	194,729	—	—	—	—	194,729	—	194,729
Shares delivered under share-based payment arrangements		—	—	(62,912)	—	—	(62,912)	64,145	—	—	—	1,233	—	1,233
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(10,454)	(10,454)
Others		—	—	—	—	—	—	—	—	—	—	—	(538)	(538)
Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the year		—	—	—	—	—	—	—	—	—	2,319,702	2,319,702	19,457	2,339,159
Other comprehensive loss for the year		—	—	—	—	—	—		(249,025)	(32,201)	—	(281,226)	(353)	(281,579)
Total comprehensive income		—	—	—	—	—	—	—	(249,025)	(32,201)	2,319,702	2,038,476	19,104	2,057,580
Repurchase of shares	15.3	—	—	—	—	—	—	(2,987,034)	—	—	—	(2,987,034)	—	(2,987,034)
Premium received in options over own shares entered into a part of the repurchase program	15.4	—	—	—	—	17,741	17,741	—	—	—	—	17,741	—	17,741
Equity transaction related to put options over non-controlling interest		—	—	—	—	(8,102)	(8,102)	—	—	—	—	(8,102)	(9,563)	(17,665)
Share-based payments		—	—	—	—	157,951	157,951	—	—	—	—	157,951	—	157,951
Shares delivered under share-based payment arrangements		—	—	(201,642)	—	—	(201,642)	201,642	—	—	—	—	—	—
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	5,373	5,373
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(17,663)	(17,663)
Sale of subsidiary		—	—	—	—	—	—	—	—	—	—	—	(8,794)	(8,794)
Balance as of December 31, 2025		76	13,825,325	(783,058)	61,127	1,077,766	14,181,160	(4,591,288)	(536,073)	(32,201)	1,973,342	10,995,016	39,755	11,034,771
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)
Consolidated Statement of Cash Flows for the years ended December 31, 2025, 2024 and 2023

	Notes	2025	2024	2023
Operating activities
Net income (loss) for the year		2,339,159	(1,507,050)	1,600,420
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	10.4	1,002,840	949,394	878,181
Deferred income tax and social contribution	9.4	(148,483)	(38,498)	24,585
Gain (loss) on investment in associates		2,456	(399)	4,179
Accrued interest, monetary and exchange variations, net		1,286,611	174,079	(195,419)
Provision for contingencies	14.3	172,810	61,226	5,825
Share-based payments expense		297,022	232,672	251,239
Allowance for expected credit losses	6.4.2/ 6.5.2/6.6.4	431,498	143,451	160,195
Loss (gain) on disposal of property, equipment and intangible assets	22.2.5	(9,472)	29,365	66,200
Software business goodwill impairment loss	11.4	157,991	3,558,049	—
Effect of applying hyperinflation accounting		9,024	(184)	3,652
Loss (gain) on sale of subsidiary		(53,775)	58,244	10,926
Fair value adjustment in financial instruments at FVPL	22.2.1	195,252	(441,478)	96,563
Fair value adjustment in derivatives		(203,992)	485,977	20,320
Remeasurement of previously held interest on business combination	23.3.2	(1,986)	(7,406)	—
Others		—	—	1,168
Working capital adjustments:
Accounts receivable from card issuers		(10,550,896)	(2,981,844)	32,304
Receivables from related parties		1,119	27,974	20,343
Recoverable taxes		(224,281)	(244)	138,987
Prepaid expenses		(11,624)	54,498	41,310
Trade accounts receivable, banking solutions and other assets		9,559,531	810,748	205,105
Credit portfolio		(1,087,130)	(670,780)	(312,808)
Accounts payable to clients		(9,048,434)	(8,507,343)	(3,382,075)
Taxes payable		664,036	(6,259)	169,827
Labor and social security liabilities		(20,251)	29,991	19,284
Payment of contingencies	14.3	(139,977)	(58,939)	(34,012)
Trade accounts payable and other liabilities		259,346	361,680	(80,024)
Interest paid		(1,219,428)	(782,437)	(749,366)
Interest income received, net of costs	22.2.2	7,353,858	4,578,276	2,766,933
Income tax paid		(336,258)	(174,145)	(116,134)
Net cash provided by (used in) operating activities		676,566	(3,621,382)	1,647,708
				(continued)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais)

	Notes	2025	2024	2023
Investing activities
Purchases of property and equipment	22.2.3	(705,565)	(764,482)	(736,244)
Purchases and development of intangible assets	22.2.4	(482,993)	(507,278)	(474,053)
Acquisition of subsidiary, net of cash acquired		(1,993)	(9,054)	—
Sale of subsidiary, net of cash disposed		18,523	(4,204)	—
Proceeds from (acquisition of) short-term investments, net		(570,233)	2,994,587	181,611
Proceeds from disposal of long-term investments – equity securities		—	57,540	220,520
Proceeds from disposal of non-current assets	22.2.5	2	1,746	536
Payment for interest in subsidiaries acquired		(17,291)	(181,365)	(37,806)
Net cash provided by (used in) investing activities		(1,759,550)	1,587,490	(845,436)

Financing activities
Proceeds from institutional deposits and marketable debt securities	6.8.3	6,196,781	6,585,937	1,608,162
Payment of institutional deposits and marketable debt securities	6.8.3	(4,822,308)	(2,713,574)	(75,004)
Proceeds from other debt instruments, except lease	6.8.3	6,115,526	5,997,721	4,138,209
Payment of other debt instruments, except lease	6.8.3	(3,247,016)	(3,049,824)	(5,447,180)
Payment of principal portion of leases liabilities	6.8.3	(79,689)	(68,971)	(72,815)
Payment of derivative financial instruments designated for hedge accounting		(245,601)	(112,771)	—
Repurchase of own shares	15.3	(2,987,034)	(1,587,332)	(292,745)
Premium received in options over own shares entered into a part of the repurchase program	15.4	17,741	—	—
Acquisition of non-controlling interests		(154)	(146)	(1,440)
Dividends paid to non-controlling interests		(17,663)	(10,454)	(5,983)
Net cash provided by (used in) financing activities		930,583	5,040,586	(148,796)

Effect of foreign exchange on cash and cash equivalents		(22,907)	44,544	10,336
Change in cash and cash equivalents		(175,308)	3,051,238	663,812

Cash and cash equivalents at beginning of year	5.2	5,227,654	2,176,416	1,512,604
Cash and cash equivalents at end of year	1.1.2/5.2	5,052,346	5,227,654	2,176,416
Change in cash and cash equivalents		(175,308)	3,051,238	663,812
				(concluded)
The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Notes to Consolidated Financial Statements
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.
ACP Investments Ltd owns 6.01% of the Company’s voting shares (representing 37.85% of the voting power considering the amount of outstanding shares as of December 31, 2025). Previously, these shares were held by HR Holding LLC, which was dissolved, and the shares were transferred to its sole owner, ACP Investments Ltd whose ultimate parent is VCK Investment Fund Limited SAC A, an investment fund owned by the co-founder of the Company, Mr. Andre Street.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”), is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.
The consolidated financial statements of the Group were approved for issue by the Audit Committee on March 02, 2025.
1.1.    Disposal group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda (“Linx Sistemas”) and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
In the third quarter of 2025, the agreement to sell Simplesvet was concluded and the sale resulted in a gain of R$ 56,588 recognized as income.
The entities comprised in the Software Businesses are listed below:
•Linx Software Participações em Tecnologia S.A.
•Linx Sistemas e Consultoria Ltda
•Linx Telecomunicações Ltda
•Linx Automotivo Ltda
•Linx Commerce Ltda
•Linx People Ltda
•Linx Saúde Ltda
•Sponte Educação Ltda
•Napse S.R.L.
•Napse Uruguay SAS
•Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada
•Synthesis Holding LLC
•Synthesis US LLC
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
1.1.1.    Accounting policy
The Group classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.
The condition for classification as held for sale is met only when the sale has been approved by management or - if required by governance rules - the Board of Directors, the asset is available for immediate sale in its present condition, and there is an expectation that the sale will occur within 12 months of the approval. These factors indicate that the sale is highly probable. In case of a delay in the process, demonstrably caused by events or circumstances beyond the Group’s control, and if there is still sufficient evidence of the continued commitment to sell the asset, the classification as held for sale may be maintained.
Assets included in disposal groups classified as held for sale as well as its related liabilities are presented separately as current items in the statement of financial position. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale.
When a transaction reflects the sale of a component of the Group that represents separate major line of business, it should be considered a discontinued operation, and its results are excluded from the results of continuing operations, presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss. Cash flows from discontinued operations are included in the consolidated statement of cash flows and are disclosed separately in Note 1.1.2 in an aggregated basis between operating, investing and financing activities.
The classification of an operation as a discontinued operation requires that comparative income statements be recasted. This procedure segregates the results of the discontinued operation as if it had been discontinued from the beginning of the earliest comparative period presented.
1.1.2. Software Businesses and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales were expected to be completed within a year from the date of classification as a disposal group held for sale. These businesses together represent a major line of business and as a result met the requirements to be classified as discontinued operations. In the third quarter of 2025, the agreement to sell Simplesvet was completed.
Immediately before the classification of the businesses as discontinued operation and at each reporting date, the recoverable amount was estimated for assets included in the disposal group. An impairment loss of R$ 157,991 was identified as of December 31, 2025 and was recognized as part of discontinued operations.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed. The net carrying amount of assets and liabilities of businesses classified as held for sale as of December 31, 2025 is R$ 3,229,817.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below:

	Notes	2025

Assets
Cash and cash equivalents		230,643
Trade accounts receivable		171,652
Recoverable taxes		9,173
Other assets		49,177
Deferred tax assets	9.4	3,704
Property and equipment	10.3	67,009
Intangible assets	11.3	3,491,465
Total assets classified as held for sale		4,022,823

Liabilities
Trade accounts payable		54,954
Other debt instruments	6.8.3	21,369
Deferred tax liabilities	9.4	434,903
Labor and social security liabilities		115,923
Taxes payable		38,957
Provision for contingencies	14.3	96,267
Other liabilities		30,633
Total liabilities associated with assets held for sale		793,006
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	20,578
Exchange differences on translation of foreign operations	(52,779)
Total other comprehensive loss associated with assets held for sale	(32,201)

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

	2025	2024	2023

Net revenue from transaction activities and other services	97,674	87,140	165,407
Net revenue from subscription services and equipment rental	1,094,009	1,100,735	1,107,523
Other financial income	19,988	19,961	20,923
Total revenue and income from discontinued operations	1,211,671	1,207,836	1,293,853

Cost of services	(552,926)	(556,623)	(612,599)
Administrative expenses	(180,799)	(285,041)	(286,678)
Selling expenses	(276,633)	(265,459)	(265,423)
Financial expenses, net	(35,514)	(33,372)	(43,301)
Software business goodwill impairment loss	(157,991)	(3,558,049)	—
Other income (expenses), net	14,725	(12,481)	(24,137)
	(1,189,138)	(4,711,025)	(1,232,138)

Loss on investment in associates	—	—	(510)
Profit (loss) before income taxes from discontinued operations	22,533	(3,503,189)	61,205

Current income tax and social contribution	(55,537)	(42,894)	(22,392)
Deferred income tax and social contribution	(4,896)	18,413	6,987
Net income (loss) for the period from discontinued operations	(37,900)	(3,527,670)	45,800
Discontinued operations on the statement of cash flows of the periods are presented below:

	2025	2024	2023

Net cash provided by operating activities	221,478	253,022	143,315
Net cash used in investing activities	(192,225)	(260,676)	(158,931)
Net cash used in financing activities	(42,431)	(23,577)	(21,534)
Effect of foreign exchange on cash and cash equivalents	(12,163)	2,231	(1,323)
Change in cash and cash equivalents	(25,341)	(29,000)	(38,473)

1.2. Operating segments
Until the third quarter of 2025, the Group reported its results under financial and software business segments as well as certain non-allocated activities comprised of non-strategic businesses, including results on its disposal/sale. Following the strategic decision to divest the Software Businesses, these operations were classified as discontinued operations and assets held for sale
As a result, the internal reporting structure and the performance measures reviewed by the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, were revised to focus on a single consolidated view of the Group’s continuing operations. Accordingly, the Group is now managed as a single operating segment. Since this segment corresponds to the continuing operations presented in the consolidated income statement of profit or loss, the comparative periods already reflect this presentation.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
2.    General accounting policies
The accounting policies are presented in the corresponding notes throughout the financial statements. The general accounting policies, unrelated to specific notes, are presented as follows.
2.1. Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements have been prepared on a historical cost basis, other than some Short and Long-term investments, Accounts receivable from card issuers, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian Real/Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
2.2. Foreign currency translation
2.2.1. Financial statements in foreign currencies
The Group’s consolidated financial statements are presented in Brazilian Reais, which is the Company’s functional currency.
The Group determines the functional currency for each entity within the Group. The Company’s subsidiaries functional currency is the Brazilian Real, except for the Napse Group for which the functional currency of the different entities are U.S. Dollar, Argentinian Peso, Chilean Peso, Mexican Peso, Nuevo Sol and Uruguayan Peso.
For those entities that use a functional currency other than the Brazilian Real, their financial statements are translated into Brazilian Reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) average monthly exchange rates for profit or loss, and (iii) the exchange rate at the transaction date for equity transactions. For these entities, exchange gains and losses arising from the translation process are recorded in Other comprehensive income (loss) ("OCI") in “Exchange differences on translation of foreign operations.”
2.2.2. Transactions in foreign currencies
Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot exchange rate at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and, to a lesser extent, from purchase of products and services denominated in foreign currencies.
2.3. Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such arrangements are defined as leases.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
2.3.1. The Group as a lessee
The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.
2.3.1.1. Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The estimated useful lives for the right-of-use assets are as follows:

Estimated useful lives (years)

Offices	1-10
Vehicles	1-3
Equipment	1-10
Software	1-3
If ownership of the leased asset is transferred to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.
2.3.1.2. Lease liabilities
At the commencement date of the lease, the Group recognizes under “Other debt instruments” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as an expense in the same period the event or condition that triggered the payment occurred.
In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the lease liability balance is increased to reflect the accretion of interest and reduced when lease payments are made. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
2.3.1.3.     Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (being contracts with a lease term of 12 months or less from the commencement date which do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below five thousand of U.S. Dollar). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
2.3.2. The Group as a lessor
Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.
The Group has cancellable month-to-month lease contracts of Pin Pads & Point of Sale (“POS”) to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.
2.4. Current and non-current classification
The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification.
An asset is current when it is:
•expected to be realized or intended to be sold or consumed in the normal operating cycle;
•held primarily for the purpose of trading;
•expected to be realized within twelve months after the reporting period; or
•cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
All other assets are classified as non-current.
A liability is current when it is:
•expected to be settled in the normal operating cycle;
•held primarily for the purpose of trading;
•due to be settled within twelve months after the reporting period; or
•there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
All other liabilities are classified as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities.
2.5. Financial reporting in hyperinflationary economies
As the accumulated inflation rate in Argentina had exceeded 100% over the past three years, the Group adopted IAS 29- Financial Reporting in Hyperinflationary Economies for the Argentine subsidiary Napse S.R.L.
Non-monetary assets and liabilities, shareholders’ equity and amounts in the statement of profit or loss of entities that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, based on a general price index.
The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the statement of financial position date.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
2.6. Climate related matters
The Group acknowledges the presence and importance of climate risk and seeks to integrate it as part of the other managed risks. By the nature of its activities, the Group is mainly affected by physical and transition risks indirectly, as a result of the effects of those risks on its customers. Within this context, the Group has the objective of developing its capabilities for identifying, assessing, measuring, monitoring, reporting, and mitigating the potential effects resulting from social, environmental, and climate risks associated with its prioritized products, services, activities, and processes, based on the principles of relevance and proportionality.
The Group's current view is that its business model and its main products are not likely to have a significant impact from the transition to a low-carbon economy. Climate-related matters however may increase the uncertainty in selected estimates and assumptions underpinning some items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Group is closely monitoring relevant changes and developments, such as new climate-related legislation.
Financial assets may be indirectly impacted by climate-related matters, principally the credit portfolio. Cash flows from customers whose businesses are affected by transition risks and extreme weather events and other physical climate risks may be impacted. However, this risk is mitigated by the diverse and broad base of customers operating in across numerous industries and in different geographical regions in Brazil, and the relative short-term duration of the loans. Extreme weather events might more significantly affect specific cities or geographical areas.
2.7. New standards and amendments to standards and interpretations adopted
The following amendments and interpretations were applicable as from January 1, 2025:
•Amendments to IAS 21: Lack of exchangeability: On August 15, 2023, the IASB issued Lack of Exchangeability which amended IAS 21 - The Effects of Changes in Foreign Exchange Rates (“the amendments”). The amendments introduce requirements to assess when a currency is exchangeable into another currency and when it is not. The amendments require the entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency.
These amendments had no significant impact on the consolidated financial statements of the Group.
2.8. New standards and amendments to standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective as of December 31, 2025 are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
2.8.1. IFRS 18 - Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 - Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
It also requires disclosure of management-defined performance measures (“MPMs”), certain profit or loss performance measure, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (“PFS”) and the notes.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
In addition, narrow-scope amendments have been made to IAS 7 - Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the options around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.
The Group is currently reviewing the standard to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements, including the restatement of comparative information.
2.8.2. IFRS 19 - Subsidiaries without Public Accountability: Disclosures
In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS Accounting Standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS Accounting Standards.
IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.
The Group is not eligible to apply IFRS 19 as it has public accountability.
2.8.3. IFRS 9 - Financial instruments and IFRS 7 - Financial instruments: Disclosures
On 30 May 2024, the International Accounting Standards Board (the IASB or the Board) issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the Amendments). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of "sole payments of principal and interest" (SPPI Test) for financial assets, and guidance on the assessment of contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features. In addition, the amendments add disclosures relating to equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events.
These amendments are effective for years starting on January 1, 2026, early adoption being permitted, with retrospective application. The Group is assessing if the amendments will affect the Group’s consolidated financial statements.
2.9. Pillar 2 in Brazil
In October 2024, Provisional Measure (“MP”) No 1,262/2024 was published as part of the Brazilian government proposal for a partial adoption of the Pillar 2 rules. It imposes a corporate tax surcharge (Additional CSLL) intended to function as Brazil’s QDMTT (Qualified Domestic Minimum Top-up Tax) starting January 1, 2025.
Under the rule, multinational companies with a minimum annual revenue of €750 million must apply a minimum effective tax rate of 15% on adjusted income measured following Pillar 2 rules. Based on the analysis of Group’s consolidated financial statements for the last three years, the Group understands that it meets such revenue threshold.
Additional CSLL will be applied to excess profits computed following Brazilian accounting rules and adjustments consistent with the Pillar 2 global rules. Only profit of the Brazilian entities will be considered to determine QDMTT, therefore does not affect entities of the Group in other jurisdictions.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The text of the MP was included in law bill that was subsequently approved by Congress and sanctioned by the President into Law 15,079/2024 adapting Brazilian tax legislation to the Global Anti-Base Erosion Rules ("GloBE Rules") of the Organization for Economic Cooperation and Development (“OECD”).
Following the enactment and entry into force of the QDMTT, an assessment was performed in accordance with the OECD Pillar 2 rules and the Brazilian Law. Based on this analysis, the Brazilian entities of StoneCo meet the applicable transitional safe harbour requirements, as the jurisdictional effective tax rate fall within the thresholds established, thereby allowing reliance on the safe harbour and exemption from a full GloBE calculation for the year 2025.
3.    Significant judgments, estimates and assumptions
The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
The judgments, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is to mitigate the risk of material differences between estimated and actual results in the future.
Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are presented in each of the notes along the financial statements.
4.    Group information
4.1. Subsidiaries
4.1.1. Accounting policy
4.1.1.1. Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:
•has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affect its returns.
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•the contractual arrangement(s) with the other vote holders of the investee;
•rights arising from other contractual arrangements; and
•the Group’s voting rights and potential voting rights.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.
Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in “Transactions among shareholders” in equity.
4.1.1.2.    Consolidation of structured entities
Usually, the control of an investee is determined by voting or similar rights of the investor. In some cases, voting or similar rights is not the decisive factor to characterize control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the relevant activities of structured entities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.
Based on the contractual terms, the Group identified that certain investments meet the definition of a structured entity under IFRS 12 – Disclosure of Interests in Other Entities.
The Group considers the entities listed below to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Outstanding quotas as of December 31, 2025 and 2024

ACR FAST Fundo de Investimento em Direitos Creditórios ("FIDC ACR FAST")	100% of subordinated quotas representing approximately 4% of total (subordinated and senior) quotas
ACR I Fundo de Investimento em Direitos Creditórios ("FIDC ACR I")	100% of subordinated quotas representing approximately 7% of total (subordinated and senior) quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas
Stone Fundo de Investimento Multimercado Crédito Privado ("STONE FIM CP")	100% of quotas representing all outstanding quotas
StoneCo Exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of quotas representing all outstanding quotas
Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas and 100% of mezzanine quotas representing all outstanding quotas

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The by laws of these structured entities were established at their inception to grant significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.
In accordance with IFRS 10, the Group concluded it controls all structured entities listed above, therefore, they are consolidated in the Group’s financial statements. FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Other debt instruments and Institutional deposits and marketable debt securities” and the remuneration paid to senior and mezzanine quota holders is recorded as an interest expense (Note 6.8).
4.1.2. Subsidiaries of the Group
The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Main activities	December 31, 2025	December 31, 2024

Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Financial services	100.00	100.00
Stone Distribuidora de Títulos e Valores Mobiliários S.A. ("DTVM") (a)	Financial services	100.00	—
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI")	Financial services	100.00	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Equals Software S.A. ("Equals Software") (b)	Holding company	—	100.00
Reclame Aqui Holding Ltd ("Reclame Aqui Group")	Holding company	50.00	50.00
STNE Investimentos S.A. ("STNE Invest") (b)	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE Partec")	Holding company	100.00	100.00
STNE Participações S.A. ("STNE Par") (c)	Holding company	—	100.00
Stone Seguros S.A. (“Stone Seguros”) (b)	Holding company	—	100.00
Stone Serviços Financeiros S.A. ("Stone Holding") (d)	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”) (e)	Holding company	—	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
FIC FIM STONECO	Investment fund	100.00	100.00
FIDC ACR FAST	Investment fund	100.00	100.00
FIDC ACR I	Investment fund	100.00	100.00
FIDC SOMA III	Investment fund	100.00	100.00
FIDC TAPSO	Investment fund	100.00	100.00
STONE FIM CP	Investment fund	100.00	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Main activities	December 31, 2025	December 31, 2024

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
Stone Pay Meios de Pagamento Ltda. ("Stone Pay”) (f)	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
APP Sistemas S.A. (“APP”) (g)	Technology services	45.96	—
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Hubcount Tecnologia S.A. (“Hubcount”)	Technology services	75.60	75.60
Linx Enterprise Ltda. ("Linx Enterprise") (e)	Technology services	—	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.49	51.49
Napse IT Peru S.R.L. (“Napse Group”) (h)	Technology services	—	100.00
O Mediador Tecnologia da Informação S/S Ltda. (“Reclame Aqui Group”) (i)	Technology services	—	50.00
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”)	Technology services	50.00	50.00
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Reclame Aqui LLC (“Reclame Aqui Group”)	Technology services	50.00	50.00
Reclame Aqui Marcas e Serviços Ltda. (“Reclame Aqui Group”)	Technology services	50.00	50.00
Simplesvet (Note 1.1) (j)	Technology services	—	50.00
STEF S.A ("Stef") (b)	Technology services	—	100.00
Stone Corporate e Holding S.A. (“Stone Corporate”) (k)	Technology services	100.00	100.00
Stone Impulse Ltda. ("Stone Impulse") (l)	Technology services	100.00	100.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	100.00	100.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Technology services	50.00	50.00

(a)Entity Incorporated in December, 2025
(b)Equals Software, Stef and Stone Seguros were incorporated into STNE Invest in December, 2025.
(c)STNE Par was extinguished by merger into Stone Corporate (formerly Linx S.A.) in November, 2025.
(d)Formerly Stone Holding Instituições S.A.
(e)The entities were dissolved in August, 2025.
(f)Formerly Linx Pay Meios de Pagamento Ltda.
(g)In April, 2025, STNE Par, a Group company, acquired additional shares in APP, raising its total ownership to 45.96% and securing control of APP's share capital, achieved through substantive rights that provide the Group with the current ability to direct the relevant activities of APP. STNE Par prior stake was 19.80%. (Note 23.3.).
(h)Dissolved in July 2025.
(i)The entity was dissolved in December, 2025.
(j)The equity interest held by the StoneCo Group in Simplesvet was disposed of in July, 2025.
(k)Formerly Linx S.A.
(l)Formerly Linx Impulse Ltda.
The Group holds call options to acquire additional interests in some of its subsidiaries (Notes 6.1.5 and 6.9) and issued put options to non-controlling investors (Note 6.13.1 (g)).
4.1.3. Subsidiaries of the Group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into agreements for the sale of Linx Sistemas and certain other software assets (the “Software Businesses”), resulting in the classification of such businesses as held for sale. In the third quarter of 2025, Linx Par was incorporated as a wholly owned subsidiary of the Group in connection with these transactions (Note 1.1):

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

		% of Group's equity interest
Entity name	Main activities	December 31, 2025	December 31, 2024
Linx Automotivo Ltda. ("Linx Auto")	Technology services	100.00	100.00
Linx Commerce Ltda. ("Linx Commerce")	Technology services	100.00	100.00
Linx People Ltda. ("Linx People")	Technology services	100.00	100.00
Linx Saúde Ltda. ("Linx Saúde")	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Software Participações em Tecnologia S.A. (“Linx Par”)	Technology services	100.00	—
Linx Telecomunicações Ltda. ("Linx Telecom")	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Sponte Educação Ltda. ("Sponte Educação")	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
4.2. Associates
4.2.1. Accounting policy
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.
The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in associates are accounted for using the equity method.
Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.
The Statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associate.
The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the Statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.
The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.
In the event of a loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.
None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.
4.2.2. Associates held by the Group

		% Group's equity interest
Entity name	Principal activities	December 31, 2025	December 31, 2024

Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.49	29.49
Agilize Contabilidade Holding Limited ("Agilize Cayman")	Holding company	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	—	19.80
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00

(a)In April, 2025, STNE Par acquired additional shares in APP, raising its total ownership to 45.96% and securing control of APP's share capital. As a result of this change, the 45.96% was reported in December 31, 2025 under "4.1.2 Subsidiaries of the Group". (Note 23.3.).
The Group holds call options to acquire additional interests in some of its associates (Notes 6.1.5 and 6.9).
5.    Cash and cash equivalents
5.1. Accounting policy
Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value, and readily convertible into cash.
5.2. Currency denomination

	December 31, 2025	December 31, 2024

Denominated in R$ (a)	4,772,659	5,157,035
Denominated in US$ (a)	49,044	70,619
	4,821,703	5,227,654
(a)As of December 31, 2025, the amount of R$ 4,821,703 relates to continuing operations. As disclosed in Note 1.1.2, Cash and cash equivalents from discontinued operations amount to R$ 230,643, resulting in a total of R$ 5,052,346, as presented in the Consolidated statement of cash flows.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.    Financial instruments
6.1. Accounting policy
6.1.1. Financial assets
6.1.1.1.    Description of the different financial assets
The Group holds financial assets for all its businesses due to the nature of its activities. In order to facilitate the understanding of the financial statements and the underlying businesses, the financial asset line items presented in the statement of financial position are shown by business activity that generated the assets, how these are measured, and where in the statement of profit or loss the results generated by such assets are classified.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	Cash and cash equivalents – Amortized cost Short-term investments – FVPL (a)	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to regulatorily required amounts to be maintained in certain specified assets as reserve requirements for deposits of banking customers	Deposits at Brazilian Central Bank ("BACEN") – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Corresponds to amounts receivable from card issuers for transactions that acquiring business processes. The balances do not bear interest. Receivables are regularly sold before their maturity as part of the funding strategy	FVOCI (b)	Fair value gain or losses - Other comprehensive income
Cost of funding on sale of receivables - Financial expenses, net
Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net

Trade accounts receivable	Corresponds to amounts due by customers of the acquiring business for subscription services and equipment rental and of the software business for services provided	Amortized cost	Allowance for expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Credit portfolio	Corresponds to credit (merchant portfolio loans and balances due by credit card) granted to customers	Amortized cost	Interest income - Financial income Allowance for expected credit losses - Cost of services Foreign exchange gains or losses on balance of credit card in foreign currency – Financial expenses, net
Derivative financial instruments assets	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to acquiring businesses and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net, except for those designated in a cash flow hedge relationship:
Ineffective portion of change in fair value - Financial expenses, net
Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Long-term investments	Corresponds to investments in equity interests with no significant influence	FVPL or FVOCI	FVPL - Other financial income / Mark-to-market on equity securities designated at FVPL FVOCI - Other comprehensive income

(a)Fair Value through Profit or Loss (“FVPL”).
(b)Fair Value through Other Comprehensive Income (“FVOCI”).
6.1.1.2.    Initial recognition and measurement
Financial assets are initially recognized at fair value plus costs (except assets at FVPL) on the trading date, and subsequently measured at amortized cost, FVOCI, or FVPL .

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them according to IFRS 9. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model is based on whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within this business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of holding to collect contractual cash flows and selling.
Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.
To be classified and measured at amortized cost or FVOCI, a financial asset needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.
Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are considered as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated derivatives, are also considered as held for trading unless they are designated as hedge accounting instrument. Notwithstanding the criteria for financial assets to be classified at amortized cost or at FVOCI, as described above, financial instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.
Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.
6.1.1.3. Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories, as described as follows:
6.1.1.3.1. Financial assets at amortized cost (debt instruments)
Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost include Trade accounts receivable, Credit portfolio, Receivables from related parties and Other assets, since they are held to collect payments of principal and interest and meet the SPPI test.
6.1.1.3.2. Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments)
For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and it corresponds solely to Accounts receivable from card issuers.
6.1.1.3.3. Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
Upon initial recognition, the Group can irrevocably elect to designate its equity investments as FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation, and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Gains and losses on these financial assets are never recycled to profit or loss, even if the asset is sold or impaired. Dividends are recognized as other financial income in the statement of profit or loss when the right to payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.
The Group elected to irrevocably classify some of the equity investments under this category, included in Long-term investments.
6.1.1.3.4. Financial assets at FVPL
Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.
This category includes financial assets which the contractual cash flows do not meet the SPPI condition, such as (i) bonds and investment funds under short-term investment (ii) financial assets from banking solutions, (iii) some equity investments, and (iv) derivative financial instruments.
6.1.1.4.    Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:
•The contractual rights to receive cash flows from the asset have expired; or
•The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset where ‘control’ is evaluated by looking to whether the transferee has the practical ability to transfer the asset.
When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.
The derecognition of a financial asset by the Group occurs mainly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under Financial expenses, net.
6.1.1.5.    Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all financial instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
For the credit portfolio, the Group applies general approach in calculating ECLs, considering delinquency information, internal risk classification and risk parameters (“PD” – probability of default, “LGD” – loss given default and “EAD” – exposure at default), resulting in three-stage levels.
For all other financial assets subject to ECL, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.
See details about ECL estimation procedures in Note 6.2.1.

6.1.1.6.    Write-offs
When there is no reasonable expectation of recovery of a financial asset, considering historical recovery curves, we write-off (in part or in total) the asset together with the related allowance for expected credit loss. Subsequent recoveries of amounts previously written off are accounted for as income in our consolidated statement of income under line Cost of services.
6.1.2. Financial liabilities
6.1.2.1.    Description of the funding strategy including different financial liabilities of the operation
The Group’s different businesses require funding, in particular the financial services business and the credit portfolio, to be able to provide liquidity to customers mainly through the prepayment of the transactions processed by the Group (accounts payable to clients). Different forms of funding are sought, some of which comprise indebtedness presented as financial liabilities in the statement of financial position. The Group also fund its activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (Note 6.2.1.2 - Accounts receivable from card issuers). Since the first quarter of 2025, balances held in payment accounts are eligible to be automatically invested daily in time deposits issued by the Group. In addition, the Group has also started to issue time deposits held by multiple counterparties. These balances are used as a funding source. In order to facilitate an understanding of the financial statements and how they relate to the underlying business the financial liabilities line items presented in the statement of financial position are summarized by the business activity that generates such liabilities, showing how they are measured and where their results are classified in the statement of profit or loss.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

Line item presented in the statement of financial position	Description of the related business activity	Basis of measurement	Line item of the statement of profit (loss) or statement of other comprehensive income (loss) where results generated are presented

Retail deposits	Amounts held by banking customers on their payment accounts and time deposits to retail clients. The amounts held by banking customers generally do not result in the recognition of gain or losses	Amortized cost	Interest expense - Financial expenses, net
Accounts payable to clients	Amounts payable to merchants for transactions for acquiring business processes. The balances do not carry interest. Amounts may be early redeemed of the contractual due date at a discount	Amortized cost	Gain from the prepayment of payables at a discount - Financial income
Trade accounts payable	Corresponds to payments for payment scheme networks and suppliers	Amortized cost	Transaction and customer service costs, third-party services and facilities expenses - Cost of services, Administrative expenses and Selling expenses
Institutional deposits and marketable debt securities	Financing from time deposits and debt securities, including FIDC quotas, when consolidated entities	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Other debt instruments	Financing obtained from third parties, leasing and other debt instruments	Amortized cost and FVPL	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net Fair value gain or losses - Financial expenses, net.
Derivative financial instruments liabilities	Corresponds to derivatives entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to the acquiring business and related to the funding structure	FVPL	Fair value gain or losses - Financial expenses, net, except for those designated as hedge accounting
Ineffective portion of change in fair value - Financial expenses, net
Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Other liabilities - contingent consideration	Corresponds to contingent payments from business combinations	FVPL	Interest expenses - Financial expenses, net Fair value gain or losses - Other income (expenses), net
6.1.2.2.    Initial recognition and measurement
Financial liabilities are initially recognized at fair value plus costs (except liability at fair value through profit or loss) on the trading date and classified as amortized cost or FVPL.
6.1.2.3.    Subsequent measurement
The measurement of financial liabilities depends on their classification, as described as follows.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.2.3.1. Financial liabilities at FVPL
Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.
Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as FVPL unless they are designated and qualify as hedge accounting.
Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.
Financial liabilities designated upon initial recognition at FVPL only if the criteria in IFRS 9 are satisfied.
This category includes derivative financial instruments and contingent consideration included in other liabilities.
6.1.2.3.2. Financial liabilities at amortized cost
Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.
Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is classified as Financial expenses, net in the statement of profit or loss.
This category includes Accounts payable to clients and all other financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most significant to the Group.
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees disbursed to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.
6.1.2.4.    Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.
6.1.3. Fair value of financial instruments
The Group measures financial instruments at fair value at each statement of financial position date.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability; or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
The principal or the most advantageous market must be accessible by the Group.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:
•Level I: quoted prices in active markets for identical assets or liabilities;
•Level II: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•Level III: techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
6.1.4. Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.
As of December 31, 2025, and 2024, the Group has no financial instruments that meet the conditions for recognition on a net basis.
6.1.5. Derivative financial instruments
From time to time, the Group uses derivative financial instruments as part of its risk management strategy, as defined in the Market Risk Management Policy. It aims to hedge against exposure to fluctuations in exchange rates, interest rates, and other risk factors that may impact its financial operations. These instruments mitigate the effects of adverse market fluctuations and preserve the Group’s financial stability. The derivatives are continuously monitored to ensure compliance with the Group’s internal risk policies and applicable regulatory requirements.
Depending on the instrument and the risk being hedged, derivative strategies may be accounted for as economic hedges or designated for hedge accounting under the categories of fair value hedge accounting or cash flow hedge accounting.
Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at FVPL. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Certain agreements entered into by the Group for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments (Note 6.9).

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.1.5.1. Cash flow hedge
The Group uses hedge accounting to protect against future cash flow fluctuations arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates.
Cash flow hedge accounting is applied when the hedging relationship meets the required criteria under hedge accounting standards, including proper documentation at the time the hedge is entered into, and provided that the hedge is considered highly effective over time in mitigating the risk of cash flow fluctuations.
The Group regularly reviews hedge effectiveness to ensure that gains or losses on the hedging instruments are appropriately accounted for. Any hedge ineffectiveness identified is immediately recognized in profit or loss for the year.
Depending on the instrument and the risk being hedged, some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income.” The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net.” For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the statement of profit or loss. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss upon the liquidation of the hedging instrument (Note 6.9.1).
6.1.5.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of both the hedging instrument and the hedged item are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted for in this manner, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Group employs a macro fair value approach for its credit portfolio. This approach involves adjusting the coverage ratio between the hedged items and the hedging instruments as they fluctuate over time. This adjustment is necessary because the Group implements a dynamic hedging strategy, aligned with its approved risk management guidelines.
To effectively manage the dynamic nature of the hedged portfolio, the Group designates its hedges for a period of one month. Each month, the Group de-designates the existing hedge relationships and establishes new ones to ensure continued alignment with market conditions.
The Group conducts regular effectiveness tests for all hedging relationships using the dollar offset or critical terms match approaches, as applicable, to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss.
6.1.5.3. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
6.2. Significant judgments, estimates and assumptions
6.2.1. Measurement of loss allowance for expected credit losses
6.2.1.1 Credit portfolio
The Group calculates an expected credit loss (“ECL") allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among other information addressing the behavior of each debtor. The Group calculates its credit portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination and ECL are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
    The Group determines Stage 2 based on following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significatively since origination, the Stage 1 operations are moved to Stage 2.
    For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
    The Group determine Stage 3 based on following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.
    The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
    The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.
The information about the ECLs on the Group’s Credit portfolio to clients are disclosed in Note 6.6.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.2.1.2.    Accounts receivable from card issuers
The macroeconomic environment where the Group operates is volatile and card issuers might be negatively impacted. Continuous monitoring of this environment is crucial for the decisions regarding provisioning and how the Group estimates its ECLs. The Group estimates ECLs based on available external and internal information that consider the expected nature and level of risk associated with receivables and the information about the different issuers (including when available, ratings from major agencies). The Group monitors credit risk of issuers.
The information about the ECLs amount on the Group’s Accounts receivable from card issuers are disclosed in Note 6.4.2.
6.2.1.3.    Trade accounts receivable
The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).
The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year.
The information about the ECLs on the Group’s Trade accounts receivable are disclosed in Note 6.5.2.
6.2.2. Fair value measurement of financial instruments
When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.3.    Short and Long-term investments

	Short-term	Long-term	December 31, 2025

Bonds
Brazilian sovereign bonds	71,399	—	71,399
Structured notes linked to Brazilian sovereign bonds	326,168	—	326,168
Time deposits	720,119	—	720,119
Equity securities (a)	—	24,586	24,586
Investment funds (b)	1,450	—	1,450
	1,119,136	24,586	1,143,722

	Short-term	Long-term	December 31, 2024

Bonds
Brazilian sovereign bonds	46,426	—	46,426
Structured notes linked to Brazilian sovereign bonds	418,120	—	418,120
Time deposits	51,711	—	51,711
Equity securities (a)	—	32,629	32,629
Investment funds (b)	1,617	—	1,617
	517,874	32,629	550,503

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of December 31, 2025, all assets are recognized at FVPL, while on December 31, 2024, some assets were recognized at FVOCI. The fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in the fair value of equity securities at FVPL was a gain of R$ 8,043 on December 31, 2025 (2024 - gain of R$ 4,131), which was recognized in the statement of profit or loss. The change in fair value of equity securities at FVOCI was R$ nil on December 31, 2025 (2024 - gain of R$ 1,623), which was recognized in the statement of other comprehensive income (loss).

On June 03, 2024, the Group sold its remaining stake in Cloudwalk INC for payment of R$ 57,540. The gain on the sale of R$ 35,647 was recognized in other comprehensive income.
(b)Comprised of foreign investment fund shares.
Short-term investments are denominated in Brazilian Reais and U.S. Dollars.
6.4. Accounts receivable from card issuers
6.4.1. Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2025	December 31, 2024

Accounts receivable from card issuers (a)	41,175,415	28,833,909
Accounts receivable from other acquirers (b)	323,461	575,044
Allowance for expected credit losses	(76,912)	(60,888)
	41,421,964	29,348,065

Current	41,275,188	29,231,820
Non-current	146,776	116,245

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of December 31, 2025 a total of R$ 441,323 (December 31, 2024 - R$ 419,099) were consolidated through FIDC ACR FAST and R$ 2,670,380 (December 31, 2024 - R$ 2,561,139) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of and for the year ended December 31, 2025, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represents a relevant funding source used for the prepayment operation.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
6.4.2. Allowance for expected credit losses of accounts receivable from card issuers

	2025	2024

At January 1	60,888	55,619
Addition	74,159	60,830
Reversal	(58,135)	(55,561)
At December 31	76,912	60,888

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.5. Trade accounts receivable
6.5.1. Composition of trade accounts receivable

	December 31, 2025	December 31, 2024

Chargeback	156,718	93,829
Accounts receivable from equipment rental	134,252	111,535
Accounts receivable from subscription services	65,968	248,322
Services rendered	22,914	46,991
Receivables from registry operation	10,815	13,643
Cash in transit	310	12,620
Others	24,295	20,423
Allowance for expected credit losses	(170,897)	(131,260)
	244,375	416,103

Current	222,501	390,575
Non-current	21,874	25,528
6.5.2. Allowance for expected credit losses of trade accounts receivable

	2025	2024

At January 1	131,260	117,553
Addition	117,530	89,882
Reversal	(14,372)	(34,151)
Write-off	(50,782)	(42,024)
Transfer to assets held for sale	(12,739)	—
At December 31	170,897	131,260
6.6. Credit portfolio
Portfolio balances by product and maturity:

	December 31, 2025	December 31, 2024

Merchant portfolio	2,540,670	1,093,475
Credit card	295,604	114,156
Credit portfolio, gross	2,836,274	1,207,631

Allowance for expected credit losses	(389,682)	(144,512)
Fair value adjustment - portfolio hedge (a)	224	—
	(389,458)	(144,512)

Credit portfolio, net	2,446,816	1,063,119

Current	2,008,436	891,718
Non-current	438,380	171,401
(a)The Group holds a portfolio of fixed-rate credit operations exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit operations is marked to market against profit or loss. As presented in Note 6.1.5.2, the portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.1. Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	December 31, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	2,243,458	262,358	2,505,816	1,006,335	108,930	1,115,265
Balances overdue by
≤ 15 days	52,602	4,503	57,105	17,462	1,390	18,852
15 < 30 days	25,599	3,115	28,714	7,054	676	7,730
31 < 60 days	57,930	3,768	61,698	13,521	865	14,386
61 < 90 days	31,944	3,162	35,106	7,121	647	7,768
91 < 180 days	58,143	7,875	66,018	17,637	1,078	18,715
181 < 360 days	70,994	10,823	81,817	24,345	570	24,915
	297,212	33,246	330,458	87,140	5,226	92,366

Credit portfolio, gross	2,540,670	295,604	2,836,274	1,093,475	114,156	1,207,631
6.6.2. Aging by maturity

	December 31, 2025			December 31, 2024
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	65,395	72,865	138,260	23,083	30,638	53,721
15 < 30 days	122,648	53,381	176,029	36,917	20,075	56,992
31 < 60 days	208,168	47,374	255,542	99,015	19,492	118,507
61 < 90 days	246,118	29,560	275,678	107,068	12,334	119,402
91 < 180 days	567,252	42,860	610,112	268,770	19,019	287,789
181 < 360 days	721,953	25,975	747,928	354,807	10,043	364,850
361 < 720 days	403,906	1,156	405,062	148,084	6	148,090
> 720 days	102,000	—	102,000	25,237	—	25,237
	2,437,440	273,171	2,710,611	1,062,981	111,607	1,174,588
Installments overdue by
≤ 15 days	13,714	2,297	16,011	2,561	514	3,075
15 < 30 days	10,513	1,705	12,218	4,170	211	4,381
31 < 60 days	14,353	2,357	16,710	4,614	512	5,126
61 < 90 days	13,716	2,180	15,896	3,865	344	4,209
91 < 180 days	30,079	5,831	35,910	9,091	706	9,797
181 < 360 days	20,855	8,063	28,918	6,193	262	6,455
	103,230	22,433	125,663	30,494	2,549	33,043

Credit portfolio, gross	2,540,670	295,604	2,836,274	1,093,475	114,156	1,207,631

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.3. Movement between stages - Gross carrying amount
Reconciliation of gross credit portfolio, segregated by stages:

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	993,719	1,538,069	(388,599)	(40,000)	140,540	10,241	—	2,253,970
Credit card	103,301	181,263	(42,634)	(1,712)	22,307	1,085	—	263,610
	1,097,020	1,719,332	(431,233)	(41,712)	162,847	11,326	—	2,517,580

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	42,471	(22,265)	(140,540)	(172,561)	388,599	7,184	—	102,888
Credit card	8,709	4,114	(22,307)	(22,723)	42,634	522	—	10,949
	51,180	(18,151)	(162,847)	(195,284)	431,233	7,706	—	113,837

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2025

Merchant portfolio	57,285	(4,749)	(10,241)	(7,184)	40,000	172,561	(63,860)	183,812
Credit card	2,146	(643)	(1,085)	(522)	1,712	22,723	(3,286)	21,045
	59,431	(5,392)	(11,326)	(7,706)	41,712	195,284	(67,146)	204,857

Consolidated 3 stages	December 31, 2024	Write-off	Acquisition / (Settlement)	December 31, 2025

Merchant portfolio	1,093,475	(63,860)	1,511,055	2,540,670
Credit card	114,156	(3,286)	184,734	295,604
	1,207,631	(67,146)	1,695,789	2,836,274

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	296,282	791,295	(125,424)	(7,276)	37,116	1,726	—	993,719
Credit card	3,131	110,119	(11,679)	(472)	1,960	242	—	103,301
	299,413	901,414	(137,103)	(7,748)	39,076	1,968	—	1,097,020

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	12,195	940	(37,116)	(59,832)	125,424	860	—	42,471
Credit card	—	703	(1,960)	(1,768)	11,679	55	—	8,709
	12,195	1,643	(39,076)	(61,600)	137,103	915	—	51,180

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024

Merchant portfolio	1,200	(1,111)	(1,726)	(860)	7,276	59,832	(7,326)	57,285
Credit card	—	203	(242)	(55)	472	1,768	—	2,146
	1,200	(908)	(1,968)	(915)	7,748	61,600	(7,326)	59,431

Consolidated 3 stages	December 31, 2023	Write-off	Acquisition / (Settlement)	December 31, 2024

Merchant portfolio	309,677	(7,326)	791,124	1,093,475
Credit card	3,131	—	111,025	114,156
	312,808	(7,326)	902,149	1,207,631

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.6.4. Movement between stages - Allowance for expected credit losses of credit portfolio

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	(68,949)	(251,172)	194,834	27,814	(28,605)	(1,292)	—	(127,370)
Credit card	(7,805)	(34,200)	22,094	1,337	(4,707)	(296)	—	(23,577)
	(76,754)	(285,372)	216,928	29,151	(33,312)	(1,588)	—	(150,947)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2025

Merchant portfolio	(19,587)	13,055	28,605	124,000	(194,834)	(3,587)	—	(52,348)
Credit card	(3,870)	(635)	4,707	16,336	(22,094)	(272)	—	(5,828)
	(23,457)	12,420	33,312	140,336	(216,928)	(3,859)	—	(58,176)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2025

Merchant portfolio	(42,717)	(35,471)	1,292	3,587	(27,814)	(124,000)	63,860	(161,263)
Credit card	(1,584)	(3,893)	296	272	(1,337)	(16,336)	3,286	(19,296)
	(44,301)	(39,364)	1,588	3,859	(29,151)	(140,336)	67,146	(180,559)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	December 31, 2025

Merchant portfolio	(131,253)	(273,588)	63,860	(340,981)
Credit card	(13,259)	(38,728)	3,286	(48,701)
	(144,512)	(312,316)	67,146	(389,682)

Stage 1	December 31, 2023	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	(57,576)	(55,539)	43,623	5,097	(4,389)	(165)	—	(68,949)
Credit card	(200)	(12,765)	5,156	403	(372)	(27)	—	(7,805)
	(57,776)	(68,304)	48,779	5,500	(4,761)	(192)	—	(76,754)

Stage 2	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	December 31, 2024

Merchant portfolio	(3,445)	(18,465)	4,389	41,884	(43,623)	(327)	—	(19,587)
Credit card	—	(372)	372	1,311	(5,156)	(25)	—	(3,870)
	(3,445)	(18,837)	4,761	43,195	(48,779)	(352)	—	(23,457)

Stage 3	December 31, 2023	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	December 31, 2024

Merchant portfolio	(840)	(2,714)	165	327	(5,097)	(41,884)	7,326	(42,717)
Credit card	—	78	27	25	(403)	(1,311)	—	(1,584)
	(840)	(2,636)	192	352	(5,500)	(43,195)	7,326	(44,301)

Consolidated 3 stages	December 31, 2023	(Acquisition) / Settlement	Write-off	December 31, 2024

Merchant portfolio	(61,861)	(76,718)	7,326	(131,253)
Credit card	(200)	(13,059)	—	(13,259)
	(62,061)	(89,777)	7,326	(144,512)

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.7. Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 6.8.1) must be fully collateralized by government securities, and/or deposits at BACEN through Electronic Money Correspondent Account (“CCME”).
Time deposits from retail clients (Note 6.8.1) and Time Deposits (Note 6.8.2), are subject to compulsory deposit at BACEN based on the amount of such time deposits.
As of December 31, 2025, the amount of financial assets from banking solutions was R$ 1,855,796 (December 31, 2024 - R$ 8,805,882), which of those R$ 1,110,809 (December 31, 2024 - R$ 8,805,882) are fully collateralized by CCME and R$ 744,987 (December 31, 2024 - R$ nil) by compulsory deposits.
6.8. Financial liabilities
6.8.1. Retail deposits

	December 31, 2025	December 31, 2024

Deposits from retail clients	1,543,359	8,274,868
Deposits in payment accounts	994,878	7,633,683
Deposits in accounts of record (a)	548,481	641,185
Time deposits from retail clients (b) (c)	9,547,626	429,941
	11,090,985	8,704,809

(a)This includes balances and transaction values in transit (register accounts) relating to sub-acquirer operations.
(b)Since the first quarter of 2025, balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone SCFI. In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 6.8.3.
(c)Deposit interest rates are set as % of the CDI and are applied daily or monthly from the deposit date, following a FIFO (First In, First Out) method.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.2. Composition of financial liabilities
The table below presents the composition of financial liabilities other than Retail deposits:

	Average annual interest rate %	Earliest original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2025

Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,043	1,118,724	1,120,767
Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	393,779	—	393,779
Financial bills (6.8.4.3)	CDI + 0.59% to CDI + 0.90%	Jun/24	Jun/26 up to Sep/29	2,249,562	3,171,183	5,420,745
Total debentures, financial bills and commercial papers				2,643,341	3,171,183	5,814,524
Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 0.15%	Jul/23	Not applicable	434,950	—	434,950
Time deposits (6.8.4.6)	100% of CDI to 110% of CDI	Jul/24	Jan/26 up to Sep/27	2,696,980	288,255	2,985,235
Total institutional deposits and marketable debt securities				5,777,314	4,578,162	10,355,476
Obligations to closed-end FIDC quota holders (6.8.4.7)	12.75%	Jan/24	Jan/31	—	2,196,269	2,196,269
Bank borrowings and working capital facilities (6.8.4.8)	CDI + 0.75% to CDI + 1.68%	Dec/24	Feb/26 up to Aug/28	2,839,354	2,021,586	4,860,940
Leases (6.8.4.9)	105.1% to 151.8% of CDI	Not applicable	Jan/26 up to Jun/33	27,091	142,289	169,380
Total other debt instruments				2,866,445	4,360,144	7,226,589

	Average annual interest rate %	Earliest original date of issuance	Original maturity	Current portion	Non-current portion	December 31, 2024

Bonds (6.8.4.1)	3.95% USD	Jun/21	Jun/28	2,299	1,255,963	1,258,262
Debentures (6.8.4.2)	CDI (a) + 1.75%	Nov/23	Oct/26	23,657	999,538	1,023,195
Financial bills (6.8.4.3)	CDI + 0.68% to CDI + 0.90%	Jun/24	Jun/26 up to Nov/28	—	2,954,374	2,954,374
Receivables backed securities (6.8.4.4)	CDI + 1.30%	Sep/23	Sep/26	2,250	99,447	101,697
Total debentures, financial bills and commercial papers				25,907	4,053,359	4,079,266
Obligations to open-end FIDC quota holders (6.8.4.5)	CDI + 0.40%	Jul/23	Not applicable	418,324	—	418,324
Time deposits (6.8.4.6)	CDI + 0.25% to 110% of CDI	May/24	Jan/25 up to Jun/26	2,619,469	120,641	2,740,110
Total institutional deposits and marketable debt securities				3,065,999	5,429,963	8,495,962
Obligations to closed-end FIDC quota holders (6.8.4.7)	12.75%	Jan/24	Jan/31	—	1,988,645	1,988,645
Bank borrowings and working capital facilities (6.8.4.8)	CDI + 0.75% to CDI + 1.74%	Jan/24	Jan/25 up to Dec/27	1,853,944	310,386	2,164,330
Leases (6.8.4.9)	105.1% to 151.8% of CDI	Not applicable	Jan/25 up to Jun/29	49,896	197,108	247,004
Total other debt instruments				1,903,840	2,496,139	4,399,979

(a)     “CDI” Rate (Brazilian Certificado de Depósito Interbancário), which is an average of interbank overnight rates in Brazil. The average rate of December 31, 2025 was 14.26% (2024 – 10.83%).

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.3. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	Transfer to liabilities associated with assets held for sale (Note 1.1.2)	December 31, 2025

Bonds	1,258,262	—	—	—	(52,222)	(143,124)	—	57,851	—	1,120,767
Debentures, financial bills and commercial papers (a) (d)	4,079,266	1,979,045	—	(718,472)	(263,520)	—	—	738,205	—	5,814,524
Time deposits (b)	2,740,110	4,156,427	—	(4,006,007)	(313,585)	—	—	408,290	—	2,985,235
Obligations to open-end FIDC quota holders	418,324	61,309	—	(97,829)	(3,451)	—	—	56,597	—	434,950
Institutional deposits and marketable debt securities	8,495,962	6,196,781	—	(4,822,308)	(632,778)	(143,124)	—	1,260,943	—	10,355,476

Current	3,065,999									5,777,314
Non-current	5,429,963									4,578,162

Obligations to closed-end FIDC quota holders (c)	1,988,645	18,312	—	—	(285,352)	—	187,209	287,455	—	2,196,269
Bank borrowings and working capital facilities	2,164,330	6,097,214	—	(3,247,016)	(168,084)	(192,207)	—	206,703	—	4,860,940
Leases	247,004	61,455	(34,473)	(79,689)	(19,283)	(3,548)	—	19,283	(21,369)	169,380
Other debt instruments	4,399,979	6,176,981	(34,473)	(3,326,705)	(472,719)	(195,755)	187,209	513,441	(21,369)	7,226,589

Current	1,903,840									2,866,445
Non-current	2,496,139									4,360,144

(a)On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills. After this, Stone SCFI has started the issuance of private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)In the second quarter of 2024, Stone SCFI started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by BACEN to start operations earlier in 2024. The certificates are held by multiple counterparties and maturities up to September 2027. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.
(c)This note covers the closed-end FIDC ACR I.
(d) During the third quarter of 2025, the Company continued to execute its liability management strategy aimed at optimizing its capital structure and reducing funding costs. As part of these initiatives, the Company fully prepaid its outstanding Receivables backed securities (“CRI”) and completed a tender offer in which approximately 62% of the outstanding debentures issued by MNLT were repurchased.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	December 31, 2024

Bonds	2,402,698	—	—	(1,610,349)	(141,298)	520,419	—	86,792	1,258,262
Debentures, financial bills and commercial papers	1,116,252	2,884,768	—	—	(172,598)	—	—	250,844	4,079,266
Time deposits	—	3,564,387	—	(889,077)	(22,876)	—	—	87,676	2,740,110
Obligations to open-end FIDC quota holders	452,128	136,782	—	(214,148)	(12,229)	—	—	55,791	418,324
Institutional deposits and marketable debt securities	3,971,078	6,585,937	—	(2,713,574)	(349,001)	520,419	—	481,103	8,495,962

Current	475,319								3,065,999
Non-current	3,495,759								5,429,963

Obligations to closed-end FIDC quota holders	53,103	2,325,984	—	(50,000)	(149,468)	—	(437,347)	246,373	1,988,645
Bank borrowings and working capital facilities	1,321,348	3,671,737	—	(2,999,824)	(124,490)	157,832	—	137,727	2,164,330
Leases	173,683	140,784	(4,623)	(68,971)	(14,292)	6,132	—	14,291	247,004
Other debt instruments	1,548,134	6,138,505	(4,623)	(3,118,795)	(288,250)	163,964	(437,347)	398,391	4,399,979

Current	1,404,678								1,903,840
Non-current	143,456								2,496,139
6.8.4. Description of financial liabilities
In the ordinary course of the business, the Group funds its operations through a mix of own cash, debt, institutional and client deposits, and sale of receivables to third parties.
6.8.4.1.    Bonds
The Company issued bonds in 2021, raising USD 500 million in seven-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the tenure of the debt). The Group has entered into a hedge to protect its currency risk (Note 6.9.1).
During 2024, a tender offer was executed, repurchasing approximately 60% of the outstanding bonds.
6.8.4.2. Debentures
On November 8, 2023 the subsidiary MNLT concluded its first issuance of debentures placing R$ 1,000,000 with a three- year maturity at CDI + 1.75% p.a. The debentures are guaranteed by both Stone IP and by the Company being the first corporate issuance by the Group in the Brazilian capital markets. During the third quarter of 2025 the Company completed a tender offer through which approximately 60% of the outstanding debentures were repurchased.
6.8.4.3.    Financial bills
The Group issued financial bills through public offerings and private placements, with multiple counterparties and maturities. The principal and the interest are mainly paid at the date of maturity.
6.8.4.4. Receivables backed securities
On September 6, 2023, a Certificate of Real Estate Receivables ("CRI") was issued by Opea Securitizadora S.A., raising R$ 100,000 in a three-year note bearing interest at CDI + 1.30% p.a. The CRI security was backed by commercial notes issued by Stone IP as well as STNE Par. This was the first funding structure of the Group to access retail and with institutional investors. During the third quarter of 2025 the Company fully prepaid its outstanding CRI.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.8.4.5. Obligations to open-end FIDC quota holders
The FIDC ACR FAST was issued with the Group as a sponsor as well as a quota holder. This was the first open-end fund with third parties, in which the Group holds subordinated quotas, resulting in the consolidation of the whole structure. The main goal of this structure is to access the money market funds sector. Being an open-end fund, redemptions are settled 30 days after requested by quota holders.
6.8.4.6. Time deposits
The Group issues time deposits to fund its operations. The issuances have occurred with multiple counterparties and also through third-party brokers and/or platforms. The principal and the interest are mainly paid at the date of maturity.
Time deposits distributed directly through own platform can have automatic redemption at any time for the Group’s clients and are recognized under Retail deposits.
6.8.4.7. Obligations to closed-end FIDC quota holders
FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle (“SPV”) funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The SPV entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. StoneCo acts as a guarantor for derivative instruments (hedges) entered into by the SPV. Under the terms of the ISDA Master Agreements, StoneCo guarantees SPV’s obligations to financial institutions in the event of certain defined default events of the SPV.
FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.
6.8.4.8. Bank borrowings
The Group issues bilateral unsecured term loans, with multiple counterparties and maturities. The principal and the interest of this type of loan are mainly paid at the date of maturity. The proceeds of these loans were used mainly for prepayments to acquiring customers.
6.8.4.9. Leases
The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.
6.8.4.10. Obligations to FIDC TAPSO quota holders
In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023. The mezzanine quotas were settled on March 2, 2023. Upon maturity of the mezzanine quotas, in July 2023 the Group negotiated new issuance of FIDC TAPSO senior shares.
In July 2024, there was a full redemption of FIDC TAPSO senior quotas.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.9. Derivative financial instruments
The Group executes exchange-traded and Over-the-counter (“OTC”) instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following a counterparty policy, and internal committees monitor and control the counterparty risk associated with those transactions.

	December 31, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net
Cash flow hedge
Cross-currency interest rate swap	2,772,711	10,524	(73,953)	(63,429)
Fair value hedge
Interest rate swap	4,539,558	2,083	(139,577)	(137,494)
Cross-currency interest rate swap	3,868,296	—	(6,622)	(6,622)
Economic hedge
Non-Deliverable Forward ("NDF")	422,085	50,717	(49,954)	763
Interest rate swap	14,912,100	4,574	(931)	3,643
M&A derivatives
Call options	—	2,120	—	2,120
Total	26,514,750	70,018	(271,037)	(201,019)

Current				(36,317)
Non-current				(164,702)

	December 31, 2024
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net
Cash flow hedge
Cross-currency interest rate swap	3,994,559	214,169	—	214,169
Fair value hedge
Interest rate swap	2,837,758	5,373	(281,177)	(275,804)
Economic hedge
NDF	15,359	1,784	(9,578)	(7,794)
Interest rate swap	8,008,992	36,249	(1,015)	35,234
M&A derivatives
Call options	—	2,613	—	2,613
Total	14,856,668	260,188	(291,770)	(31,582)

Current				146,221
Non-current				(177,803)

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.9.1. Hedge accounting
6.9.1.1. Cash flow hedge
The Group uses cash flow hedge strategies to mitigate exposure to variability in cash flows arising from interest rates and foreign currency risk. These hedges are applied to foreign exchange risk on recognized assets and liabilities and highly probable forecast transactions.
Further disclosures on the accounting treatment for cash flow hedges are provided in Note 6.1.5.1.
6.9.1.2. Fair value hedge
The Group uses fair value hedge strategies to mitigate exposure to changes in the fair value of recognized loans and credit operation arising from interest rate risk. These strategies are implemented using Interest Rate Swaps (IRS) and Cross-Currency Interest Rate Swaps (CCIRS) to modify the interest rate profile of the portfolios, effectively converting fixed-rate instruments to floating-rates, or vice-versa, to align with the Group’s risk management strategy obligations.
Further disclosures on the accounting treatment for fair value hedges are provided in Note 6.1.5.2.
6.9.2. Economic hedge
Included in this classification are any derivatives entered into by the Group in order to economically hedge its exposures for risk management purposes that are not formally designated for hedge accounting.
6.9.3 Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values of derivative financial instruments used for hedging purposes:

	December 31, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	288,940	2,496,356	3,855,711	6,641,007
Interest rate swap	9,438,800	6,472,000	3,540,858	19,451,658
NDF	422,085	—	—	422,085
Total	10,149,825	8,968,356	7,396,569	26,514,750

Asset (fair value)
Cross-currency interest rate swap	—	—	10,524	10,524
Interest rate swap	1,529	4,188	940	6,657
NDF	50,717	—	—	50,717
Liability (fair value)
Cross-currency interest rate swap	(38,102)	(5,039)	(37,434)	(80,575)
Interest rate swap	(1,186)	(590)	(138,732)	(140,508)
NDF	(49,954)	—	—	(49,954)
Net	(36,996)	(1,441)	(164,702)	(203,139)

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	—	1,510,788	2,483,771	3,994,559
Interest rate swap	2,129,636	6,127,456	2,589,658	10,846,750
NDF	15,359	—	—	15,359
Total	2,144,995	7,638,244	5,073,429	14,856,668

Asset (fair value)
Cross-currency interest rate swap	—	115,368	98,801	214,169
Interest rate swap	8,037	29,012	4,573	41,622
NDF	1,784	—	—	1,784
Liability (fair value)
Interest rate swap	—	(1,015)	(281,177)	(282,192)
NDF	(9,578)	—	—	(9,578)
Net	243	143,365	(177,803)	(34,195)
6.10. Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Risk Management Area carries the Group’s financial risk management.
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on their nature and the type of risk associated.
6.10.1. Credit risk
Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group’s counterparties include those in financial contracts (cash and cash equivalents, derivative financial instruments, credit portfolio, and deposits with banks and other financial institutions) and in operating activities (accounts receivable from card issuers, including outstanding receivables and commitments, advances to suppliers, and financial guarantees granted to third parties).
The Group is also exposed to merchant credit risk, which is the possibility of financial loss if the merchant lacks sufficient funds to cover chargebacks, ultimately shifting the liability for the loss to the acquirer.
6.10.1.1. Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.10.1.2. Accounts receivable from card issuers
Card issuers, once accepted by the networks, issue cards that when transacted are processed by acquirers. Card issuers have different risk profiles.
The Group, with frequency associated with the availability of new information or new financial indicators of card issuers, carries out assessments of these companies, aiming to identify potential risks. Payment scheme networks have credit risk mitigation mechanisms that vary by network that are available to acquirers like the Group. To date, the Group has not incurred any significant loss from card issuer receivables.
6.10.1.3 Credit portfolio
Merchant portfolio and credit cards are available solely to individuals and businesses that are existing customers of the Group through acquiring or banking.
Merchant portfolio credit rely on the main repayment source and collateral future receivables of customers while credit card line limits may be unsecured; the line is generally a portion of the total credit line available to a particular customer based on credit appetite and risk rating.
6.10.2. Market risk
Market risk is the risk of financial loss resulting from changes in the fair value or future cash flows of financial instruments due to changes in market conditions.
In the ordinary course of business, the Group executes financial transactions that are subject to market variables and, therefore, exposed to market risk.
Market risk comprises mainly: foreign exchange, interest rate risk and equity price risk.
6.10.2.1. Interest rate risk
The Group’s interest rate risk arises from mismatches among certain assets (mainly cash and equivalents, short-term investments, accounts receivables, credit portfolio) and liabilities (institutional deposits and marketable debt securities, and other debt instruments) with different benchmarks (fixed or linked to CDI) and maturity dates. The Group may mitigate its exposure by executing derivative transactions to match those benchmarks and duration gaps.
6.10.2.2. Foreign currency risk
The Group has assets and liabilities in foreign currencies. The foreign currency risk is generated by fluctuations in exchange rates among Brazilian reais and other currencies. Operations include cash and short-term investments in multiple countries and total payment volume (“TPV”) processed in foreign exchange. Significant capital expenditures (Pin Pads & POS, and data center equipment) and regular expenses (cloud and software fees) are incurred in US Dollars and Euros. The total foreign currency results on the year ended December 31, 2025 was loss of R$ 13,138 (2024 - gain of R$ 19,381).
The Group uses derivatives elected for cash flow or fair value hedge accounting, to hedge the risk of foreign exchange fluctuation of debt in foreign currencies. All critical terms of the hedged item are matched with the hedging instrument.
The Group’s residual exposure to foreign currency changes for all other currencies considering the hedge instruments entered into is not material.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.10.2.3. Risk Assessment: Value-at-Risk and Scenario Analysis
The Group manages and monitors its primary market risk factors - Interest Rate Risk and Exchange Rate Risk - using Value-at-Risk ("VaR”) and/or Stress Testing methodologies.
The Group employs these methodologies to quantify how market variables would potentially impact the Group’s financial statements.

Risk Factor	Asset/ Liability	Risk Measure	Horizon	Value
Interest rates	Accounts receivables from card issuers, Credit portfolio, Accounts payables to clients and interest rate swaps	VaR	1 day	R$509
		Historical Stress Test(a)	1 day	R$ 5,576
Foreign currency exchange	USD denominated asset/liabilities/derivatives	Historical Stress Test(b)	2 days	R$60
For comparison purposes:
(a) The interest rate risk stress test on December 31, 2024 was R$ 2,906
(b) The foreign currency exchange risk stress test amounted to R$ 288 as of December 31, 2024. Although VaR is no longer utilized for foreign currency risk management as of December 31, 2025, the figure for comparison purposes would be R$ 34.    .

6.10.2.4 Equity price risk
Equity price risk is the risk that the fair values of equities decrease as the result of changes in the level of equity and individual stocks. The Group is exposed to equity price risk as it holds, as of December 31, 2025, R$ 24,586 (2024 R$ 32,629) in equity securities (Note 6.3).
6.10.3. Liquidity risk
Cash flow forecasting is performed for the operating entities of the Group and then aggregated. Rolling forecasts of liquidity requirements are monitored to ensure the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal target liquidity and leverage ratios targets and, if applicable, external regulatory or legal requirements. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit businesses. Although the prepayment and credit activities are not an obligation for the Group they constitute a significant component of its revenues.
Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. As of December 31, 2025, the Group held short-term investments of R$ 1,119,136 (2024 - R$ 517,874) that are expected to be readily convertible into cash for managing liquidity.
The table below analyzes the Group’s non-derivative financial liabilities to maturity. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

December 31, 2025
Retail deposits	11,090,985	—	—	—
Accounts payable to clients	18,081,964	72,383	—	—
Trade accounts payable	848,341	—	—	—
Institutional deposits and marketable debt securities	5,777,808	3,793,314	1,151,674	—
Other debt instruments	3,022,579	3,460,090	1,231,999	2,558,497
Other liabilities	215,497	264,293	—	—
	39,037,174	7,590,080	2,383,673	2,558,497

December 31, 2024
Retail deposits	8,704,809	—	—	—
Accounts payable to clients	17,756,720	50,674	—	—
Trade accounts payable	672,184	—	—	—
Institutional deposits and marketable debt securities	3,068,186	4,680,530	1,366,089	—
Other debt instruments	1,939,982	626,789	954,211	2,774,095
Other liabilities	281,073	236,822	—	—
	32,422,954	5,594,815	2,320,300	2,774,095
6.11. Fraud risk
The Group's exposure to fraud risk is the risk that misuse, or wrongful or criminal deception will lead to financial loss for one of the parties involved on acquiring, banking and credit transactions that the Group is required to cover. These fraud transactions include unauthorized use of lost or stolen cards, fraudulent applications, fraudulent cash-outs, counterfeit or altered cards, and the fraudulent use of a cardholder's card number for card-not-present transactions.
The Acquirer (the Group) has significant exposure due to scheme rules. The Group, as the Acquirer, is primarily and often jointly liable to the card schemes for financial losses resulting from disputes (Chargebacks), regardless of the merchant's fault or final liability.
Consequently, the Group is frequently required to cover fraudulent transactions and commercial disputes (Chargebacks) due to:
•Acquirer liability to card schemes: The Acquirer is the initial guarantor for all Chargebacks, particularly for card-not-present (CNP) fraud and commercial disputes in card-present and not-present. The Group bears the responsibility to recover these funds from the merchant.
•Scheme penalties: The Group is also exposed to card scheme fines and penalties for elevated fraud rates in its merchant portfolio, including presentment fraud.
The Group is also exposed to potential liability if fraudulent agents use false identities to access credit and banking products, which could increase credit risk exposure as well as the liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities. Failure to effectively manage risk and prevent fraud would increase credit liabilities and default rates of credit solutions, and subject the Group to potential fines by regulators.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.12. Financial instruments by category
6.12.1. Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

December 31, 2025
Short and Long-term investments	—	1,143,722		1,143,722
Financial assets from banking solutions	1,855,796	—	—	1,855,796
Accounts receivable from card issuers	—	—	41,421,964	41,421,964
Trade accounts receivable	244,375	—	—	244,375
Credit portfolio(a)	2,446,816	—	—	2,446,816
Derivative financial instruments(b)	—	70,018	—	70,018
Other assets	139,128	—	—	139,128
	4,686,115	1,213,740	41,421,964	47,321,819

December 31, 2024
Short and Long-term investments	—	550,503	—	550,503
Financial assets from banking solutions	8,805,882	—	—	8,805,882
Accounts receivable from card issuers	9,492	—	29,338,573	29,348,065
Trade accounts receivable	416,103	—	—	416,103
Credit portfolio(a)	1,063,119	—	—	1,063,119
Derivative financial instruments(b)	—	260,188	—	260,188
Receivables from related parties	613	—	—	613
Other assets	109,881	—	—	109,881
	10,405,090	810,691	29,338,573	40,554,354

(a)As of December 31,2025, a portion of the credit portfolio totaling R$ 1,413,600 (December 31, 2024 R$ 511,800) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk
(b)Derivative financial instruments as of December 31, 2025 of R$ 63,429 (2024 – R$ R$ 214,169) were designated as cash flow hedge accounting. Therefore, the effective portion of the hedge is accounted in OCI.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.12.2. Financial liabilities by category

	Amortized cost	FVPL	Total

December 31, 2025
Retail deposits	11,090,985	—	11,090,985
Accounts payable to clients	18,154,347	—	18,154,347
Trade accounts payable	848,341	—	848,341
Institutional deposits and marketable debt securities	10,355,476	—	10,355,476
Other debt instruments	479,898	6,746,691	7,226,589
Derivative financial instruments (a)	—	271,037	271,037
Other liabilities	249,052	230,738	479,790
	41,178,099	7,248,466	48,426,565

December 31, 2024
Retail deposits	8,704,809	—	8,704,809
Accounts payable to clients	17,807,394	—	17,807,394
Trade accounts payable	672,184	—	672,184
Institutional deposits and marketable debt securities	8,495,962		8,495,962
Other debt instruments	2,411,334	1,988,645	4,399,979
Derivative financial instruments(a)	—	291,770	291,770
Other liabilities	316,700	201,195	517,895
	38,408,383	2,481,610	40,889,993

(a) Derivative financial instruments as of December 31, 2025 of R$ 73,953 (December 31, 2024 – R$ nil) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
6.13. Fair value measurement
6.13.1. Assets and liabilities by fair value hierarchy
The following table presents an analysis of financial instruments measured at fair value by fair value hierarchy level:

	December 31, 2025		December 31, 2024
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments (a) (b)	1,143,722	I /II	550,503	I /II
Accounts receivable from card issuers (c)	41,421,964	II	29,338,573	II
Derivative financial instruments (d)	70,018	II	260,188	II
	42,635,704		30,149,264

Liabilities measured at fair value
Other debt instruments (e)	6,746,691	II	1,988,645	II
Derivative financial instruments (d)	271,037	II	291,770	II
Other liabilities (f) (g)	230,738	III	201,195	III
	7,248,466		2,481,610

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Anbima public pricing method.
(c)For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and the market value of senior quota liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formula explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 170,299 was recorded in the consolidated statement of financial position as of December 31, 2025 (2024 - R$ 151,606).
As of December 31, 2025 and 2024, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.
6.13.2. Fair value of financial instruments not measured at fair value
The table below presents a comparison of the book value and fair value of the financial instruments of the Group, other than those with carrying amounts that reasonably approximate fair values:

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2025		December 31, 2024
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	2,446,816	2,439,204	1,063,119	1,063,362
	2,446,816	2,439,204	1,063,119	1,063,362
Financial liabilities
Accounts payable to clients	18,154,348	16,774,075	17,807,394	16,857,591
Institutional deposits and marketable debt securities	10,355,476	10,098,587	8,495,963	8,380,224
Other debt instruments	311,916	306,875	168,118	167,778
	28,821,740	27,179,537	26,471,475	25,405,593
6.14. Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for new opportunities.
In order to manage the capital structure of the Group, a framework is used to compare the Group’s existing capital with quantitative and qualitative indicators, including liquidity, credit ratings, regulatory requirements, and business cash and capital projections. Considering such framework, management can make, or may propose to the Board or shareholders when their approval is required, adjustments to the capital structure through several mechanisms such as repurchase of shares, returning capital to shareholders, distributing dividends, issuing new shares or selling assets to reduce leverage, among others.
The adjusted net cash as of December 31, 2025 and 2024 was as follows:

	December 31, 2025 Continuing Operations	December 31, 2024 Consolidated Operations

Cash and cash equivalents	4,821,703	5,227,654
Short-term investments	1,119,136	517,874
Financial assets from banking solutions	1,855,796	8,805,882
Accounts receivable from card issuers	41,421,964	29,348,065
Derivative financial instruments (a)	67,898	257,575
Adjusted cash	49,286,497	44,157,050

Retail deposits	(11,090,985)	(8,704,809)
Accounts payable to clients	(18,154,348)	(17,807,394)
Institutional deposits and marketable debt securities	(10,355,476)	(8,495,962)
Other debt instruments (b)	(7,057,208)	(4,152,975)
Derivative financial instruments	(271,037)	(291,770)
Adjusted debt	(46,929,054)	(39,452,910)

Adjusted net cash	2,357,443	4,704,140

(a)Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars, and excludes the effects of call options.
(b)Other debt instruments exclude the effects of leases liabilities recognized under IFRS 16.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Although capital is managed considering the consolidated position, some subsidiaries in Brazil are subject to minimum regulatory capital requirements established by BACEN.
The Group has a dedicated, centralized regulatory capital management team, which reports directly to the Chief Risk Officer who is ultimate responsible for capital adequacy. The structure has the objective of ensuring compliance with the current regulation and capital management processes regulatorily required. Additionally, the area has procedures and routines to plan capital adequacy requirement considering current and potential risks.
7.    Other assets

	December 31, 2025	December 31, 2024

Financial assets
Security deposits	3,350	14,032
Receivables from the sale of associates and subsidiaries (a)	76,398	55,469
Suppliers advances	49,394	27,167
Other financial assets	9,986	13,213
	139,128	109,881

Non-financial assets
Prepaid expenses (b)	132,039	134,210
Customer deferred acquisition costs	200,179	227,799
Salary advances	11,969	12,073
Judicial deposits	16,652	13,317
Convertible loans	28,636	12,048
Other non-financial assets	10,586	20,086
	400,061	419,533

	539,189	529,414

Current	372,634	370,255
Non-current	166,555	159,159

(a)Refers to receivables from the sale of the equity interest in Simplesvet and Pinpag.
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed for the statement of profit or loss are consumed by the Group. As of December 31, 2025, the balance was mainly composed of: Software licenses: R$ 113,167 (December 31, 2024 - R$ 110,116), Media expenses: R$ 7,490 (December 31, 2024 - R$ 1,524) and other prepaid expenses: R$ 11,382 (December 31, 2024 – R$ 22,569.)

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
8.    Recoverable taxes

	December 31, 2025	December 31, 2024

Withholding income tax on finance income	544,298	335,762
Income tax and social contribution	143,472	19,430
Others withholding income tax	1,658	4,138
Contributions over revenue	—	2,936
Other taxes	857	10,166
	690,285	372,432
9.    Income taxes
9.1. Accounting policy
9.1.1. Current income and social contribution taxes
Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax regulations applied are those in force on the statement of financial position date in the countries where the Group operates and generates taxable income.
The Company is domiciled in the Cayman Islands which is an income tax free jurisdiction. Income of StoneCo from some investments outside the Cayman Islands is subject to withholding taxes in the countries where the investments are based. The withholding tax rate is generally 15%, which is treated as an income tax expense when no recovery of the tax withheld is expected.
The combined statutory rate applied to most entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity individually (no consolidated tax returns).
The Group's Brazilian entities recognize IRPJ and CSLL on an accrual basis. According to Brazilian tax regulations, the historical nominal amount of tax losses determined in prior years can be offset against results of subsequent years at any time (i.e., do not prescribe), provided that such offsetting does not exceed 30% of the annual taxable income of the fiscal period in which tax losses are utilized.
Payments are made monthly, in anticipation of the amount which will be due by the year-end.
Complementary Law No. 224/2025, enacted on December 26, 2025, provides for an increase in the Social Contribution on Net Income (CSLL) rates applicable to certain financial institutions. Under this law, the CSLL rate applicable to payment institutions (IP) and direct credit companies (SCD) will increase from 9% to 12% for the period from April 1, 2026 to December 31, 2027, and to 15% effective January 1, 2028. For credit, finance, and investment companies (SCFI), the CSLL rate will increase from 15% to 17.5% for the period from April 1, 2026 to December 31, 2027, and to 20% effective January 1, 2028.
9.1.2. Deferred income and social contribution taxes
Deferred tax assets or liabilities are measured based on the differences between the tax bases of assets and liabilities and the amounts reported in the statement of financial position. Deferred tax assets may be recognized for unused tax loss carryforwards.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate sufficient future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Group that demonstrate expectation of future taxable profits according to management projections.
The income tax and social contribution expense is recognized in the consolidated statement of profit or loss under Income tax and social contribution, except when it refers to items recognized in OCI, in which case the related deferred tax assets or liabilities are also recognized against OCI. In this case, the Group presents these items in the consolidated statement of other comprehensive income net of related tax effect.
Management periodically evaluates positions taken in tax returns with respect to situations where applicable tax regulations are subject to interpretation and recognizes provisions, if appropriate.
Deferred tax assets and liabilities are presented net in the consolidated statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different tax jurisdictions are generally presented separately, and not on a net basis.
As a result of the enactment of Complementary Law No. 224/2025, the balances of deferred tax assets and deferred tax liabilities include the effects of the increase in CSLL rates on temporary differences expected to be realized or settled after the effective dates of the new rates. As of December 31, 2025, such effects amounted to R$ 76,867, of which R$ 50,897 was recognized in profit or loss for the period and R$ 25,971 in other comprehensive income.
9.2. Significant judgments, estimates and assumptions
Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment is required of management to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
9.3. Reconciliation of income tax expense

	2025	2024 (Recasted)	2023 (Recasted)

Profit before income taxes from continuing operations	2,789,818	2,485,560	1,909,613
Brazilian statutory rate	34%	34%	34%
Tax expense at the statutory rate	(948,538)	(845,090)	(649,268)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Profit from entities subject to different tax rates	322,802	313,343	227,842
Research and development tax benefits ("Lei do Bem") (a)	132,478	44,815	54,195
Change in deferred taxes as result of increase in CSSL rates (b)	50,897	—	—
Interest payments on net equity (c)	33,660	25,294	—
Tax effect of goodwill adjustment	8,777	—	—
Other tax incentives	8,686	13,232	8,121
Recognition of deferred income tax unrecognized in previous periods	8,077	18,779	23,057
Profit from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	—	10,395
Use of previously unrecognized tax losses	—	—	752
Equity pickup on associates	(835)	136	(1,421)
Unrecognized deferred income tax	(17,461)	(34,691)	(15,779)
Other permanent differences	(11,302)	(758)	(12,887)
Total tax expense	(412,759)	(464,940)	(354,993)
Effective tax rate	15%	19%	19%

Current income tax and social contribution	(566,138)	(485,025)	(323,421)
Deferred income tax and social contribution	153,379	20,085	(31,572)
Total tax expense	(412,759)	(464,940)	(354,993)

(a)Out of the R$ 132,478, R$ 39,369 relates to balances from 2024 utilized in 2025 during the final analysis for filing of the annual tax return (ECF), and the remaining amount relates to 2025.
(b)Impact from increase in the Social Contribution on Net Income (CSLL) rates applicable to certain financial institutions, as above described in Section 9.1.1.
(c)Interest on net equity is a shareholder remuneration mechanism calculated by the application of the long-term interest rate on the entity’s adjusted net equity, which is deductible for corporate income tax purposes, if certain requirements are met.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
9.4. Deferred income taxes by nature

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill (Note 23.3.1.1)	Transfer to assets held for sale (Note 1.1.2)	December 31, 2025

Assets at FVOCI	219,817	195,651	—	—	—	415,468
Losses available for offsetting against future taxable income	302,921	—	10,661	—	(69,545)	244,037
Other temporary differences	384,941	(16,062)	118,880	—	(51,016)	436,743
Share-based compensation	160,248	—	25,169	—	—	185,417
Tax deductible goodwill	5,010	—	(5,010)	—	—	—
Contingencies arising from business combinations	40,192	—	(1,540)	—	(38,652)	—
Technological innovation benefit	(4,128)	—	1,323	—	—	(2,805)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	30,500	(3,225)	590,412	(21,041)
Temporary differences under FIDC	(279,305)	—	(31,500)	—	—	(310,805)
Deferred tax, net	190,968	179,589	148,483	(3,225)	431,199	947,014

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2024

Assets at FVOCI	179,944	39,873	—	—	219,817
Losses available for offsetting against future taxable income	343,313	—	(40,392)	—	302,921
Other temporary differences	302,551	—	82,390	—	384,941
Tax deductible goodwill	42,625	—	(37,615)	—	5,010
Share-based compensation	123,211	—	37,037	—	160,248
Contingencies arising from business combinations	36,320	—	3,872	—	40,192
Technological innovation benefit	(9,038)	—	4,910	—	(4,128)
Temporary differences under FIDC	(224,733)	—	(54,572)	—	(279,305)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	42,868	(5,381)	(638,728)
Deferred tax, net	117,978	39,873	38,498	(5,381)	190,968
9.5. Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 1,431,023 as of December 31, 2025 (2024 – R$ 147,735) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.
The increase in unrecognized deferred tax assets in the period corresponds to the goodwill arising from the investment in Linx that became tax deductible in the fourth quarter of 2025.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
10.    Property and equipment
10.1. Accounting policy
All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (Note 10.5). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.
Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes Pin Pads & POS held by customers that have not been used in the past 180 or 360 days, depending on the category of customer.
10.2. Significant judgments, estimates and assumptions
Property and equipment assets include the preparation of estimates to determine the useful life for depreciation purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
The Group evaluated the useful life of Property and equipment assets and concluded that no change on the estimates of useful life and residual value of these assets was necessary for the year ended December 31, 2025.
The estimated useful lives for the Property and equipment are substantially as follows:

Estimated useful lives (years)

Pin Pads & POS	5
IT equipment	3 – 5
Facilities	5 – 10
Furniture and fixtures	10
Machinery and equipment	2 – 5
Vehicles and airplanes	5 – 10

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
10.3. Changes in Property and equipment

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 23.3)	Transfer to assets held for sale (Note 1.1.2)	December 31, 2025

Cost
Pin Pads & POS	2,933,852	636,547	(131,679)	—	—	—	—	(3,009)	3,435,711
IT equipment	300,786	34,925	(3,839)	375	(74)	(223)	191	(112,990)	219,151
Facilities	103,227	6,626	(29,393)	50	2	(2)	73	(42,919)	37,664
Machinery and equipment	23,452	3,994	(5,739)	(168)	8	(83)	3	(5,433)	16,034
Furniture and fixtures	26,378	2,666	(3,620)	814	12	(33)	231	(4,803)	21,645
Vehicles and airplane	27,479	189	(26,793)	—	(183)	99	—	(86)	705
Construction in progress	29,687	13,537	(5)	(1,071)	—	1,127	2	—	43,277
Right-of-use assets - Equipment	4,683	—	(57)	—	—	—	—	—	4,626
Right-of-use assets - Vehicles	21,073	21,265	(2,912)	—	—	77	—	—	39,503
Right-of-use assets - Offices	243,423	40,189	(51,379)	—	—	(691)	—	(60,450)	171,092
	3,714,040	759,938	(255,416)	—	(235)	271	500	(229,690)	3,989,408
Accumulated depreciation
Pin Pads & POS	(1,510,032)	(611,133)	117,018	—	—	—	—	3,009	(2,001,138)
IT equipment	(199,531)	(42,833)	2,667	(20)	38	(124)	(154)	84,342	(155,615)
Facilities	(43,638)	(15,395)	22,074	—	2	(2)	(37)	29,292	(7,704)
Machinery and equipment	(20,702)	(6,357)	5,101	20	38	1,922	(2)	4,629	(15,351)
Furniture and fixtures	(9,171)	(2,551)	2,688	—	12	195	(102)	2,721	(6,208)
Vehicles and airplane	(8,540)	(1,357)	9,409	—	—	(20)	—	86	(422)
Right-of-use assets - Equipment	(1,006)	(2)	57	—	—	—	—	—	(951)
Right-of-use assets - Vehicles	(9,757)	(12,957)	2,443	—	—	—	—	—	(20,271)
Right-of-use assets - Offices	(77,666)	(40,337)	22,918	—	—	241	—	38,602	(56,242)
	(1,880,043)	(732,922)	184,375	—	90	2,212	(295)	162,681	(2,263,902)

Property and equipment, net	1,833,997	27,016	(71,041)	—	(145)	2,483	205	(67,009)	1,725,506

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	Business combination	December 31, 2024

Cost
Pin Pads & POS	2,359,314	682,308	(107,770)	—	—	—	2,933,852
IT equipment	295,330	34,252	(32,050)	2,782	49	423	300,786
Facilities	77,594	6,583	(559)	19,609	—	—	103,227
Machinery and equipment	23,950	3,863	(4,935)	575	(1)	—	23,452
Furniture and fixtures	22,684	930	(268)	3,006	11	15	26,378
Vehicles and airplane	27,175	346	(47)	—	5	—	27,479
Construction in progress	30,962	28,265	(3,568)	(25,972)	—	—	29,687
Right-of-use assets - Equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - Vehicles	31,976	18,368	(29,271)	—	—	—	21,073
Right-of-use assets - Offices	179,154	89,022	(24,870)	—	117	—	243,423
	3,053,019	863,937	(203,535)	—	181	438	3,714,040
Accumulated depreciation
Pin Pads & POS	(1,065,406)	(535,996)	91,370	—	—	—	(1,510,032)
IT equipment	(172,517)	(55,960)	29,150	—	(204)	—	(199,531)
Facilities	(30,507)	(14,313)	544	—	638	—	(43,638)
Machinery and equipment	(20,039)	(6,890)	4,814	—	1,413	—	(20,702)
Furniture and fixtures	(6,798)	(2,390)	51	—	(34)	—	(9,171)
Vehicles and airplane	(5,468)	(3,092)	35	—	(15)	—	(8,540)
Right-of-use assets - Equipment	(1,150)	(53)	197	—	—	—	(1,006)
Right-of-use assets - Vehicles	(23,302)	(14,839)	28,384	—	—	—	(9,757)
Right-of-use assets - Offices	(65,935)	(34,879)	23,117	—	31	—	(77,666)
	(1,391,122)	(668,412)	177,662	—	1,829	—	(1,880,043)

Property and equipment, net	1,661,897	195,525	(25,873)	—	2,010	438	1,833,997
10.4. Depreciation and amortization charges
Depreciation and amortization expense has been charged to the consolidated statement of profit or loss as follows:

	2025	2024 (Recasted)	2023 (Recasted)

Cost of services	770,204	655,272	571,066
General and administrative expenses	104,966	86,317	102,449
Selling expenses	37,231	33,889	41,995
Depreciation and amortization from continued operations	912,401	775,478	715,510
Depreciation and amortization from discontinued operations	90,439	173,916	162,671
Depreciation and amortization charges	1,002,840	949,394	878,181

Depreciation charge	732,922	668,412	585,311
Amortization charge	269,918	280,982	292,870
Depreciation and amortization charges	1,002,840	949,394	878,181

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
10.5. Impairment test
As of December 31, 2025, 2024 and 2023, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the Cash Generating Units (“CGUs”) level in connection with intangible assets and investments in associates (Note 11.4).
11.    Intangible assets
11.1. Accounting policy
11.1.1. Initial recognition
Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by Management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets over the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.
Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.
11.1.2. Subsequent recognition
The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2025 and 2024 the Group holds trademarks, patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite lives, the impairment test is annually mandatory.
The carrying amount of an intangible asset comprises of its cost net of accumulated amortization and any impairment losses recognized.
The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.
The amortization of intangible assets with definite lives is recognized in profit or loss as an expense consistent with the use of intangible assets.
Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.
11.1.3. Impairment test
The Group performs the impairment test of the assets in the scope of IAS 36 - Impairment of assets when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Group subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Assets are tested individually, whenever possible, or allocated to CGU or group of CGUs. For the purpose of goodwill impairment testing, goodwill is allocated to the CGU or group of CGUs, which are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.
The impairment test consists of a comparison between (i) the carrying amount of the asset, CGU, or group of CGUs and (ii) its recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the higher of (i) its fair value less costs of disposal and (ii) its value in use. If the carrying amount exceeds the recoverable amount an impairment loss is recognized.
In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses of continuing operations are recognized in the statement of profit or loss as expenses consistent with the function of the impaired asset. Impairment losses can be reversed in future periods, except for impairment losses of goodwill.
See Note 11.4 for details in the model and key assumptions adopted in the annual goodwill impairment test.
11.2. Significant judgments, estimates and assumptions
11.2.1. Estimated useful lives
Accounting for intangible assets requires to estimate the useful life of those assets for amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.
The Group evaluated the useful life of its intangible assets and concluded that no change of estimate of useful life and residual value of these assets was necessary for the year ended December 31, 2025.
The useful lives for the intangible assets with definite lives are presented below:

Estimated useful lives (years)

Software	3 – 5
Customer relationship	2 – 3
Trademarks and patents	7 – 20
Non-compete agreement	5
11.2.2. Value in use calculation in the impairment test
The value in use calculation is based on a DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
11.3. Changes in Intangible assets

	December 31, 2024	Additions	Disposals (a)	Software business goodwill impairment loss (b)	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (Note 23.3)	Transfer to assets held for sale (Note 1.1.2)	December 31, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	(13,009)	(157,991)	—	—	(1,128)	5,464	(1,240,071)	671,380
Customer relationship	1,795,256	4,847	(12,638)	—	(5,343)	—	—	5,321	(1,612,416)	175,027
Trademarks and patents	541,237	8	(1)	—	—	—	—	—	(221,437)	319,807
Software	1,419,762	164,703	(125,271)	—	399,886	118	(150)	6,498	(720,852)	1,144,694
Non-compete agreement	26,024	—	(1,659)	—	—	—	—	—	(24,365)	—
Software in progress	505,014	312,159	(3,240)	—	(394,543)	—	—	—	(17,171)	402,219
Service and operating rigths	—	16,418	—	—	—	—	—	—	—	16,418
Right-of-use assets - Software	82,829	1	(17,430)	—	—	—	—	—	—	65,400
	6,448,237	498,136	(173,248)	(157,991)	—	118	(1,278)	17,283	(3,836,312)	2,794,945
Accumulated amortization
Customer relationship	(403,324)	(39,555)	11,059	—	6,539	—	(2,354)	—	284,511	(143,124)
Trademarks and patents	(26,270)	(9,400)	782	—	—	—	(776)	—	3,521	(32,143)
Software	(510,936)	(195,299)	81,097	—	(6,539)	—	(926)	—	38,831	(593,772)
Non-compete agreement	(17,706)	(2,436)	1,647	—	—	—	—	—	18,495	—
Right-of-use assets - Software	(31,899)	(23,228)	15,992	—	—	—	675	—	(511)	(38,971)
	(990,135)	(269,918)	110,577	—	—	—	(3,381)	—	344,847	(808,010)

Intangible assets net	5,458,102	228,218	(62,671)	(157,991)	—	118	(4,659)	17,283	(3,491,465)	1,986,935
(a)Includes impairment losses of Software and Software in progress in the amount of R$ 33,804 for cost and R$ 30,891 for accumulated amortization.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2023	Additions	Disposals (a)	Software business goodwill impaiment	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	December 31, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,536)	(3,558,049)	—	—	10	45,787	2,078,115
Customer relationship	1,793,696	4,290	(8,054)	—	—	—	—	5,324	1,795,256
Trademarks and patents	550,999	2,067	(11,829)	—	—	—	—	—	541,237
Software	1,334,698	165,040	(172,031)	—	79,483	—	2,070	10,502	1,419,762
Non-compete agreement	26,024	—	—	—	—	—	—	—	26,024
Operating license	5,674	—	(5,674)	—	—	—	—	—	—
Software in progress	274,608	326,779	(17,230)	—	(79,143)	—	—	—	505,014
Right-of-use assets - Software	50,558	33,394	(1,121)	—	—	—	(2)	—	82,829
	9,671,160	531,570	(260,475)	(3,558,049)	340	—	2,078	61,613	6,448,237
Accumulated amortization
Customer relationship	(343,981)	(60,333)	990	—	—	—	—	—	(403,324)
Trademarks and patents	(20,219)	(9,401)	3,350	—	—	—	—	—	(26,270)
Software	(474,163)	(190,718)	154,787	—	(340)	(413)	(89)	—	(510,936)
Non-compete agreement	(12,834)	(4,872)	—	—	—	—	—	—	(17,706)
Operating license	(5,673)	—	5,673	—	—	—	—	—	—
Right-of-use assets - Software	(19,371)	(15,658)	3,130	—	—	—	—	—	(31,899)
	(876,241)	(280,982)	167,930	—	(340)	(413)	(89)	—	(990,135)

Intangible assets, net	8,794,919	250,588	(92,545)	(3,558,049)	—	(413)	1,989	61,613	5,458,102
(a)Includes impairment losses of Software and Software in progress in the amount of R$ 138,337 for cost and R$ 136,433 for accumulated amortization.
11.4. Impairment test
The Group performs its impairment test annually or more frequently if it observes an indication that a potential impairment exists by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2024, the Group identified three CGUs. In 2025, following the classification of the Software businesses as assets held for sale (Note 1.1.2.), these businesses were treated as a separate unit, resulting in a total of four CGUs. Goodwill is allocated to three of these CGUs. The table below presents the goodwill and the indefinite useful-life intangible assets allocated to each CGU:

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

		October 31, 2025		October 31, 2024 (Recasted)
CGU	Description	Goodwill allocated	Indefinite useful-life intangible assets allocated	Goodwill allocated	Indefinite useful-life intangible assets allocated

CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them.	443,764	14,513	443,764	14,516
CGU 2 – Software	This CGU includes technological solutions offered to the Group's customers.	227,238	27,258	218,766	27,255
CGU 3 –TAG	Due to the specific service related to financial assets registration provided by this enterprise and its independence of the other Group’s CGUs, the Group considers TAG as a separate CGU.	—	—	—	—
CGU 4 – Assets classified as held for sale(a)	This CGU includes assets classified as held for sale.	1,398,026	217,916	1,411,735	217,916

(a)After recognition of impairment loss. Comprises the assets subject to impairment testing related to Software business sale as Note 1.1..
The recoverable amount of the Group’s CGUs as of October 31, 2025 and as of October 31, 2024 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years in 2025 and 2024.
The key assumptions considered in value in use calculation for all of the Group’s CGUs are as follows:
•Free cash flow to equity for the five years forecasted period.
•Average annual growth rate of the free cash flows over the five years forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.
•Considered a pre-tax discount rate applied to discount future cash flows of 11.20% (2024 – between 11.12% and 11.83%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.
•Considered a perpetuity growth rate of 5.00% (2024 – 5.00%), based on long-term local inflation and real growth.
11.4.1.Result of annual impairment test as of October 31, 2024
As a result of the Group’s annual impairment test as of October 31, 2024, an impairment loss of R$ 3,558,049 was recognized for CGU 2 – Software, since the estimated recoverable amount of this cash generating unit was lower than the net book value. Although originally associated with CGU 2 – Software, this loss relates specifically to the portion of assets and goodwill reclassified to ‘Assets held for sale’ (presented as CGU 4), following the decision to sell these operations. For CGU 1 and CGU 3, management did not identify an impairment.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The impairment was charged to goodwill of CGU 2 – Software against profit and loss of discontinued operations (Software business goodwill impairment loss). The recoverable amount of CGU 2 on October 31, 2024 was estimated at R$ 4,402,426. After 3 years of the acquisition of Linx, the main asset of CGU 2, and as part of a strategic review performed during the fourth quarter of 2024, the Group revisited the strategy for the Software segment, as well as the achievable potential synergies of that segment with the Financial Services segment. As result of the strategic review, the Group reduced the estimates of both expected revenue growth and of synergies of CGU 2 which resulted in an impairment loss.
The impairment loss was reclassified to loss from discontinued operations for the year ended December 31, 2024.
11.4.2.Result of annual impairment test as of October 31, 2025
As of October 31, 2025, there were no indicators of impairment of finite-life intangible assets for CGU 1, 2 and 3. For CGU 4, management performed an analysis in accordance with the requirements of IFRS 5, considering the fair value less cost to sell of assets specifically related to the Software Business sale. As a result of the analysis, a reduction of the recoverable amount of R$ 157,991 was identified and recognized as part of discontinued operations as of December 31, 2025.
For CGU 1, 2 and 3, management did not identify an impairment. The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; (ii) an increase of 100 basis points in the pre-tax discount rate; and (iii) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow. The sensitivity analysis did not indicate an impairment loss on the CGUs carrying amounts.
12.    Taxes payable

	December 31, 2025	December 31, 2024

Income tax (IRPJ and CSLL) (a)	736,479	385,819
Contributions over revenue (PIS and COFINS) (b)	71,726	95,026
Withholding income tax	66,074	45,896
Taxes on services (ISS) (b)	11,067	14,802
Withholding taxes from services taken	5,749	5,230
Social security levied on gross revenue (INSS)	3,437	3,927
Other taxes and contributions	4,738	9,550
	899,270	560,250

(a)Some income from investment funds is only taxed when redemption occurs. Accordingly, on December 31, 2025, the amount of R$ 746,646 (R$ 365,629 on December 31, 2024) was recorded as income tax on an accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against taxes payable. An advance payment of income tax when due is recognized during the tax year as Recoverable taxes (Note 8).
(b)PIS/COFINS and ISS are measured based on the revenues of the Brazilian entities of the Group and are recognized as a deduction to gross revenue.
13.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The following transactions were carried out with related parties:

	2025	2024	2023

Sales of services
Associates (legal and administrative services) (a)	23	11	153
Entity controlled by management personnel (b)	—	—	6
	23	11	159
Purchases of goods and services
Associates (transaction services) (b)	(2,348)	(2,642)	(3,207)
	(2,348)	(2,642)	(3,207)

(a)Related to services provided to APP in 2025 and 2024, RH Software and Delivery Much in 2025, as well as Trinks in 2024.
(b)Mainly related to expenses paid to APP, Tablet Cloud, and RH Software in 2025 and 2024, Gyramais in 2025, as well as to Trinks and Neomode in 2024, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
As of December 31, 2025, some officers and directors had subscribed to the Group’s banking solutions. The total amount recognized in Retail deposits is R$ 58 (2024 – R$ 108).
13.1. Year-end balances
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	December 31, 2025	December 31, 2024

Loans to associate	—	613
Receivables from related parties	—	613
As of December 31, 2025, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.
13.2. Key management personnel compensation
Management includes executive officers and members of Board of Directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any corresponding social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2025, 2024 and 2023, compensation expense was as follows:

	2025	2024	2023

Short-term benefits	54,266	70,790	64,904
Share-based payments (Note 20.4)	61,787	66,523	86,215
	116,053	137,313	151,119

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
14.    Provision for contingencies
14.1. Accounting policy
Some entities of the Group are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels.
Provisions for legal claims (labor, civil and tax) are recognized when (i) there is a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle such obligation; and (iii) a reliable estimate can be made of the amount of the obligation.
If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole, even if the likelihood of an outflow for a specific claim included in the same class of obligations may be small. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.
Provisions are measured by the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are recognized at the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation whenever the effect of the time value of money is material. The increase in the provision due to the passage of time is recognized as Financial expenses, net.
Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.
The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.
14.2. Significant judgments, estimates and assumptions
Possible losses are based on the actual historical costs in the respective judicial courts for similar cases. In general, upon final determination, actual losses are a fraction of the total amounts claimed.
For probable losses, individually non-significant lawsuits of a similar nature such as a portfolio, are measured, grouped and provided to cover the losses based on the most recent 12-month average loss for these types of lawsuits. For individually significant losses or those of a non-repetitive nature, the Group continues to assess the probability and the amount of the losses considered probable on a case-by-case basis.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
14.3. Probable losses, provided for in the statement of financial position
The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions. The amount, nature and the changes of the liabilities during 2025 and 2024 are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	58,954	72,982	2	131,938
Reversals	(23,939)	(31,106)	(15,667)	(70,712)
Interest	4,770	7,656	13,827	26,253
Payments	(31,185)	(17,745)	(10,009)	(58,939)
Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	111,687	100,120	22,458	234,265
Reversals	(24,506)	(34,487)	(2,462)	(61,455)
Interest	8,114	8,362	24,466	40,942
Payments	(102,481)	(37,471)	(25)	(139,977)
Transfer to liabilities associated with assets held for sale (Note 1.1.2)	—	—	(96,267)	(96,267)
Balance as of December 31, 2025	37,276	108,016	69,622	214,914

14.3.1. Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered individually significant. The nature of the civil litigations is categorized according to the primary business of the Group. Substantial provisions are summarized in two business domains, namely (i) acquiring, totaling R$ 21,036 as of December 31, 2025 (2024 - R$ 24,486) and (ii) banking, totaling R$ 12,954 as of December 31, 2025 (2024 - R$ 16,027).
The Group is also involved in a securities class action related to its former credit product. The Group and the lead plaintiff agreed to a settlement of R$ 145,294, of which R$ 96,618 was covered by insurers. The full amount has been deposited into the court escrow account and recognized in the statement of profit or loss under other income (expenses), net (Note 18). The settlement was approved by the court on February 27th.
Certain investors have filed an opt-out action in the southern district of New York. The Group has moved to dismiss the opt-out action for, among other reasons, attempting to revive claims that were dismissed in the class action.
14.3.2. Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
14.4. Possible losses, not provided for in the statement of financial position
The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the advice of the legal counsel, for which no provision was recognized:

	December 31, 2025	December 31, 2024

Civil	58,457	64,104
Labor	10,139	2,227
Tax	320,678	95,882
Total	389,274	162,213
14.4.1. Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$ 8,801 as of December 31, 2025 (2024 - R$ 22,099); and (ii) software, amounting to R$ 35,240 as of December 31, 2025 (2024 - R$ 29,076).
For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 27,956 as of December 31, 2025 (2024 - R$ 26,835).
14.4.2. Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
14.4.3. Tax litigations
Between 2022 and 2025, the Group received tax assessment issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. As of December 31, 2025, the updated amount of the claims is R$ 265,816 (2024 - R$ 41,579).
14.5. Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves required by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of December 31, 2025 is R$ 16,652 (2024 - R$ 13,317), which are included in Other assets in the non-current assets.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
15.    Equity
15.1. Authorized capital
On December 31, 2025 and 2024, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.
15.2. Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
The changes in the number of shares during 2025 and 2024 are summarized below:

	Number of shares
	Class A	Class B	Total

At December 31, 2023	295,498,750	18,748,770	314,247,520
Conversions	1,823,680	(1,823,680)	—
At December 31, 2024	297,322,430	16,925,090	314,247,520
Conversions	683,926	(683,926)	—
At December 31, 2025	298,006,356	16,241,164	314,247,520
15.3. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During the years presented, the Board of Directors approved programs to repurchase outstanding Class A common shares as detailed in the table below:

Date of programs approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program	Status of programs as of December 31, 2025
November-24	2,000,000	1,662,291	Program terminated by Board decision
May-25	2,000,000	1,946,049	Program terminated by board Decision
Dec-25	2,000,000	—	Authorized

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The table below presents movements of treasury shares:

	Shares	Amount	Average price (in R$)

December 31, 2023	(5,311,421)	(282,709)
Repurchase of shares (a)	(24,090,491)	(1,587,332)	64.53
Shares delivered under share-based payment instruments (b)	1,166,970	64,145	50.65
December 31, 2024	(28,234,942)	(1,805,896)
Repurchase of shares (a)	(40,290,099)	(2,987,034)	75.98
Shares delivered under share-based payment instruments (b)	3,182,188	201,642	66.93
December 31, 2025	(65,342,853)	(4,591,288)
(a)On December 31, 2025, the amount related to brokerage fees is R$ 9,836 (December 31, 2024 - R$ 1,506).
(b)Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx.
15.4. Premium received in options over own shares entered into a part of the repurchase program
In 2025, the Company entered into prepaid put and call option agreements, which entitled it to receive a certain number of own shares from the counterparty in case of option exercise. The options were not exercised, and the Company received back the value paid in advance at inception of agreement. The premium received in the transaction of R$ 17,741 was recorded in a capital reserve under equity. The options that were exercised were transferred to treasury shares.
15.5. Incentive shares
In 2017, certain key employees were granted incentive shares, or Co-Investment Shares, which entitle participants to receive a cash bonus that they may, at their option, use to purchase a specified number of shares.
The Incentive Shares were subject to up to a 10-year lock-up period, after which the shares became free and clear for transfer. If a participant ceased employment for any reason prior to the end of the lock-up period, the Company had the right (but not the obligation) to acquire the shares for the price originally paid by the participant, less an applicable discount.
As of December 31, 2025, all lock-up restrictions related to the Co-Investment Shares had fully lapsed, and no Incentive Shares remained subject to lock-up.
15.6. Other comprehensive income
Other comprehensive income represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Group transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of December 31, 2025 and 2024:

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2025	December 31, 2024

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(50,494)	(38,910)
Accounts receivable from card issuers at fair value	(732,605)	(425,753)
Changes in the fair value of cash flow hedge - bond hedge	(97,319)	(125,532)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through OCI	291,623	291,623
Effects of hyperinflationary accounting	20,521	11,524
Total	(568,274)	(287,048)
16.    Earnings (loss) per share
16.1. Accounting policy
Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the controlling shareholders by the weighted average number of common shares outstanding during the year.
Diluted earnings (loss) per share considers the number of shares outstanding for the purposes of Basic earnings (loss) plus (when dilutive) the number of potentially issuable shares computed following the treasury stock method, as required by IAS 33 - Earnings per share. All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
For share-based transactions, a calculation is done to determine the number of shares issuable, based on the number of shares granted adjusted by the difference between (i) the weighted average quoted market price during the period, and (ii) the proceeds to be obtained (if any) upon issuance of the shares. As per IAS 33, proceeds for share-based compensation instruments must include, as deemed proceeds, the amount to be recognized as compensation expense in profit and loss in future periods for such instruments.
16.2. Numerator of earnings (loss) per share
In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2025	2024 (Recasted)	2023 (Recasted)

Net income attributable to controlling shareholders from continuing operations	2,360,693	2,016,384	1,549,289
Numerator of basic EPS from continuing operations	2,360,693	2,016,384	1,549,289

	2025	2024 (Recasted)	2023 (Recasted)

Net income (loss) attributable to controlling shareholders from discontinued operations	(40,991)	(3,531,606)	42,776
Numerator of basic and diluted EPS from discontinued operations(a)	(40,991)	(3,531,606)	42,776
(a)There were no adjustments to the numerator for discontinued operations for the purpose of calculating diluted earnings per share.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
In determining the numerator of diluted EPS from continuing operations, earnings attributable to the Group is allocated as follows:

	2025	2024 (Recasted)	2023 (Recasted)

Numerator of basic EPS from continuing operations	2,360,693	2,016,384	1,549,289
Adjustments for expenses (revenues) related to potential common shares included in the net income attributable to controlling shareholders (a)	—	—	(79,062)
Numerator of diluted EPS from continuing operations	2,360,693	2,016,384	1,470,227

(a)Diluted earnings per share are calculated by adjusting the numerator of basic EPS, considering adjustments of potentially convertible instruments related to contingent consideration of acquisitions. As of December 31, 2025 and 2024 the Company has no convertible instruments related to contingent consideration.
16.3. Basic and Diluted earnings (loss) per share
The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2025, 2024 and 2023 (in thousands except share and per share amounts):

	2025	2024 (Recasted)	2023 (Recasted)

Numerator of basic EPS from continuing operations	2,360,693	2,016,384	1,549,289
Numerator of basic EPS from discontinued operations	(40,991)	(3,531,606)	42,776

Weighted average number of outstanding shares	266,656,003	301,514,333	312,574,647
Weighted average number of contingently issuable shares with conditions satisfied	203,602	180,846	12,941
Denominator of basic EPS from continuing and discontinued operations	266,859,605	301,695,179	312,587,588

Basic earnings per share from continuing operations - R$	8.85	6.68	4.96
Basic earnings (loss) per share from discontinued operations - R$	(0.15)	(11.70)	0.13

Numerator of diluted EPS from continuing operations	2,360,693	2,016,384	1,470,227
Numerator of diluted EPS from discontinued operations	(40,991)	(3,531,606)	42,776

Denominator of basic EPS from continuing and discontinued operations	266,859,605	301,695,179	312,587,588
Share-based instruments (a) (Note 16.3.1)	6,626,179	6,757,337	6,679,569
Denominator of diluted EPS from continuing and discontinued operations	273,485,784	308,452,516	319,267,157

Diluted earnings per share from continuing operations - R$	8.63	6.54	4.61
Diluted earnings (loss) per share from discontinued operations - R$ (b)	(0.15)	(11.45)	0.13

(a)Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.
(b)For discontinued operations, the denominator of diluted EPS is consistent with that of continuing operations, as dilution is assessed based on the denominator from continuing operations.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
16.3.1. Detail of potentially issuable common shares for purposes of Diluted EPS
For the year ended December 31, 2025, 2024 and 2023, the potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	2025	2024	2023

Shares issuable under share-based payment plans for which performance conditions have already been met	13,267,501	13,620,849	13,578,978
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(6,773,927)	(7,128,723)	(8,944,168)
Other total weighted average shares potentially issuable for no additional consideration	132,605	265,211	2,044,759
Share-based instruments	6,626,179	6,757,337	6,679,569
17.    Revenue and income
17.1. Accounting policy
17.1.1. Revenue from contracts with clients
Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group applies the following five steps:
•Identification of the contract with a client;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when or as the entity satisfies a performance obligation.
Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.
The revenue from contracts with clients of the Group is presented as follows.
17.1.1.1. Transaction activities and other services
For financial solution, the Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit, Pix QR Code and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (e.g., number of payment transactions processed). Therefore, the total consideration received for services provided to the client is variable despite the price for each transaction being specified by contract. The Group recognizes the transaction fee at a point in time considering the contractual right to bill its clients for each processed transaction.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks. The Group does not bear the significant risks and rewards, being an agent in those services as follows:
•The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;
•The Group has no latitude to establish the assessment and interchange fees applied to card issuers and payment scheme networks. The Group has the right to increase its merchant discount rate to protect its net commission when interchange and assessment fees are increased by payment scheme networks, or when other factors affects the Group's profitability;
•The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and
•The Group does not bear the credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks, which guarantee the settlement of processed transactions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.
Other services mainly comprises:
•Membership fee from customers is one-time charge for specific products for which there is not a recurring fee for the use of Pin Pads & POS. Revenue up to December 31, 2023 was recognized at agreement inception when all risks and benefits of the transaction are transferred to the customer and the Group obtains the contractual rights related to fee. From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and the Group has applied prospectively because the effect of the change from the old criteria was not material to the consolidated financial statements both for the current and past periods. For further details see Note 17.3.
•Fees charged to customers for services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange as fees from transactions on other networks using credit and debit card issued by the Group), and money-out volumes (transfers made under products such as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and other transactions). The revenue is recognized at each transaction date.
17.1.1.2. Subscription services and equipment rental
For software solutions and equipment rental the Group’s core performance obligations are to provide: (a) recurring subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based, where the client has no right to end the contract and become the owner of the software, and revenues related to technological support, help desk, equipment rental and software hosting services; (b) non-recurring services, such as implementation services, personalization, training, and other services; and (c) operating leases of electronic capture equipment to clients.
The Group has concluded that it is the principal for purposes of its revenue arrangements, because it controls the services before transferring them to the client.
The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.
17.1.1.3. Contracts with multiple performance obligations
The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct (e.g., setup services and subscription fees in the same contract). When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions.
17.1.1.4. Costs to obtain and fulfill a contract
The Group incurs certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction for new customer contracts, for recurring customers these costs are not capitalized. The cost comprises mainly commissions to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2025, the Group had a carrying amount of R$ 200,179 (2024 – R$ 227,799) recognized under Other assets and R$ 13,605 (2024 – R$ 5,830 and 2023 – R$ 25,895) as amortization recognized in the statement of profit or loss.
17.1.2. Financial income
Comprised mainly of:
•discount fees charged for the prepayment to clients of their installment receivables. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full when the amount is prepaid to the client;
•interest income over floating account balances; and
•interest income on loans.
A loan is considered in default if there is any indication that it will not be fully honored even if the loan is not in arrears.
Loans classified as Stage 1 or 2 have interest income recognized by applying the EIR to the gross carrying amount of the asset. Once loans are classified as Stage 3, differently from Stage 1 or 2, interest income is recognized by applying the EIR to the amortized cost balance (net of the corresponding allowance for expected credit losses) rather than to the gross carrying amount. As Stage 3 loans are fully provisioned, the amortized cost is zero, resulting in no interest income recognition at this stage. If a loan impaired is subsequently cured, it is transferred from Stage 3, back to Stage 2 or Stage 1, previously unrecognized interest is recognized in profit or loss.
17.1.3. Other financial income
Comprises interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.
17.1.4. Deferred revenue
The Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. If billed amounts exceed services rendered plus recognized revenue, the difference is recorded in the statement of financial position as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities.”

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The Group records deferred revenue for services paid by the clients but which have not yet been completed under the contract which are recognized in the statement of financial position as deferred revenue under “Other liabilities”.
The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss once the promised services are executed.
17.1.5. Sales taxes
Revenues, expenses and assets are recognized net of sales tax, except;
•When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, they are recognized as part of the cost of acquiring the asset or expense item, as applicable;
•When the amounts receivable or payable are stated with the amount of sales taxes included.
The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.
Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income

Contribution on gross revenue for social integration program (“PIS”) (a)	0.65% - 1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	3.00% - 7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00% - 5.00%	2.00% - 5.00%	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 17.3) against tax liabilities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 8) and are offset on a monthly basis against Taxes payable (Note 12) and presented net, as the amounts are due to the same tax authority.
(b)ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 17.3) against tax liabilities. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.
(c)INSS is a social security charge usually levied on employees' wages. Companies in some economic sectors can calculate INSS based on their revenues. The subsidiaries Hiper, Buy4, Vitta Tecnologia em Saúde S.A. and Questor have this option to pay INSS at a rate of 4.50% on gross revenue when this is a more favorable basis compared to social security tax on payroll regime.
17.2. Significant judgments, estimates and assumptions
17.2.1. Expected life of merchants
The Group estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.
The estimate is revised annually, and is related to the average time expected for the merchants to process transactions with the Group, over the customers' life cycles.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
17.3. Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to client are recognized at a point in time, except for membership fees which are recognized over time as mentioned in Note 17.1.1.1. All other revenue and income are recognized over time.
The Group has recognized revenue to those membership fees in the amount of R$228,403 in 2025 (2024 - R$ 124,811). As of December 31, 2025 the Group billed R$ 166,245 in membership fees (December 31, 2024 - R$ 286,266).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 46,827 of registry business fee in 2025 (2024 - R$ 54,106 and 2023 - R$ 113,897)
18.    Expenses by nature

	2025	2024 (Recasted)	2023 (Recasted)

Personnel expenses (Note 20.3)	2,676,511	2,416,099	2,130,860
Transaction and client services costs (a)	1,689,001	1,301,837	1,049,673
Marketing expenses and sales commissions (b)	1,030,925	874,947	668,017
Depreciation and amortization (Note 10.4)	912,401	775,478	715,510
Third party services	247,908	223,017	213,652
Other	325,555	312,844	144,565
Total	6,882,301	5,904,222	4,922,277

(a)Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.
(b)Refers to marketing and advertising expenses as well as commissions paid to sales related partnerships.
19.    Financial expenses, net

	2025	2024 (Recasted)	2023 (Recasted)

Finance cost of sale of receivables (Note 22.2.2)	2,041,529	2,544,359	3,195,130
Cost of bond	190,919	263,691	402,229
Other interest on borrowings and financing	1,731,959	789,562	297,302
Foreign exchange gains	13,138	(19,381)	(15,226)
Other (a)	501,721	82,003	76,729
Total	4,479,266	3,660,234	3,956,164
(a)The amount refers substantially to fair value adjustments on swap derivatives used as hedges for the Group’s financing activities, receivables and credit portfolio.
20.    Employee benefits
The Group offers a combination of fixed and variable compensation, each part of the mix defined based on the nature, scope and seniority of the different job positions, aligned to market practices.
Fixed compensation is payable in cash while variable compensation is paid in cash and/or by granting share-based instruments (as described below). Whereas the variable compensation for sales and operations teams is paid monthly or quarterly in cash, other teams are paid on an annual basis, which consists of a combination of cash payments (“cash bonus”) and share-based instruments with a four-year vesting schedule (“equity bonus”). The Group may also grant incentives as part of a hiring package to attract specific talent to the senior management team.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The Group has occasionally granted share-based instruments on an individual or collective basis to reward extraordinary performance (Special Recognition Equity Awards). Such special recognition equity awards are not part of the goals-based variable compensation but rather are granted unilaterally by the Group and have a vesting schedule and /or performance conditions defined on an ad-hoc basis.
The annual “equity bonus”, hiring bonus and special recognition equity awards are part of the Long-Term Incentive Plan (¨LTIP¨) that enables the grant of share-based instruments to employees and other service providers with respect to the Class A common shares.
20.1. Accounting policy
20.1.1. Short-term obligations
Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.
The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.
20.1.2. Share-based payment
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy described above.
The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the service period when the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the extent to which the vesting period has elapsed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of the instruments, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an instrument, but without an associated service requirement, are considered to be non-vesting conditions.
The dilutive effect of outstanding share-based instruments is reflected as additional share dilution in the computation of diluted earnings per share (Note 16).
20.1.3. Profit-sharing and bonus plans
The Group recognizes a liability and an expense for bonuses and profit-sharing. Bonus and profit-sharing payable in cash for each individual is determined based on the following factors: corporate goals, department goals and individual performance assessment. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
20.2. Significant judgments, estimates and assumptions
20.2.1. Share-based payment
Estimating fair value for share-based instruments requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.
The Group uses the following methodologies to estimate fair value:
•estimation of fair value based on equity transactions with third parties close to the grant date; and
•other valuation techniques including option pricing models such as Black-Scholes;
These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.
20.3. Employee benefits expenses

	2025	2024 (Recasted)	2023 (Recasted)

Wages and salaries	1,650,587	1,521,811	1,337,002
Social security costs	461,911	428,567	342,900
Profit-sharing and annual cash bonus	290,067	252,289	215,062
Share-based payments	273,946	213,432	235,896
	2,676,511	2,416,099	2,130,860
20.4. Share-based payment plans
As detailed further below the Group has primarily two types of share-based instruments: Restricted Share Units (¨RSU¨) and Performance Share Units (¨PSU¨).
The Group goal-based annual equity bonus is granted entirely through RSUs for approximately 1,900 employees (approximately 13.10% of total employees). The special recognition equity awards are usually granted through a combination of RSUs and PSUs and about 200 employees (approximately 1.38% of total employees) currently have instruments outstanding.
While the majority of RSUs vesting is conditional only to a time condition, a small part vests also depending on certain Group level performance goals. Whereas all PSUs vesting are conditional to market conditions, namely Total Shareholder Return measured based on the quoted market price of the shares of StoneCo at the vesting date.
On December 31, 2025, 42,238 vested RSUs were pending settlement by issuance of shares (December 31, 2024 - 24,686).
The table below outlines the different type of instruments outstanding and changes for the years ended as of December 31, 2025, 2024 and 2023.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

	Equity
	RSU	PSU	Options	Total
Number of shares
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	3,649,962	1,329,735	—	4,979,697
Vested	(1,340,877)	—	—	(1,340,877)
Cancelled	(2,034,864)	(3,743,400)	(1,386)	(5,779,650)
Balance as of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted	3,629,942	640,354	—	4,270,296
Vested (a)	(3,999,983)	—	—	(3,999,983)
Cancelled	(1,026,782)	(291,814)	—	(1,318,596)
Balance as of December 31, 2025	11,306,955	6,239,923	43,773	17,590,651
(a)The Group delivered 3,049,942 treasury shares for the plan beneficiaries after withholding taxes.
20.4.1. Restricted share units ("RSU")
RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 1.7 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.
Information on the restricted shares is summarized below (amounts in R$):

	RSU
Granted year	Vesting period	Weighted average fair value (a)	Weighted average remaining expected life (years)	Number of Outstanding Awards

2018(b)	From 4 to 9 years of service	R$ 88.80	0.78	590,781
2019	From 5 to 10 years of service	R$ 136.08	1.17	3,408
2020	From 5 to 10 years of service	R$ 163.18	3.12	112,403
2021	From 1 to 10 years of service	R$ 348.49	2.81	468,284
2022	From 1 to 10 years of service	R$ 49.56	1.15	2,760,168
2023	From 1 to 9 years of service	R$ 52.22	1.2	1,553,577
2024	From 1 to 8 years of service	R$ 76.50	1.76	2,492,156
2025	From 1 to 5 years of service	R$ 54.86	2.27	3,326,178
				11,306,955

(a)Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.
(b)All performance conditions related with this grant were already satisfied.
20.4.2.    Performance share units ("PSU")
PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards (Note 20.4), with a remaining weighted average vesting period of 2.3 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) and internal financial metric for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.
The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the historical stock price of the Company and relevant peers. To estimate the number of awards that are considered vested for accounting purposes the calculation considers exclusively whether the service condition is met but TSR target attainment is ignored. If TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.
Information on the performance shares is as follows (amounts in R$);

	PSU
Granted year	Vesting conditions	Weighted average fair value		Volatility	Risk-free rate	Weighted average remaining expected life (years)	Number of Outstanding Awards

2022	From 1 to 5 years of service and achievement of a specified TSR	R$	2.71	76.5% to 83.3%	2.18%to 4.34%	2.17	3,548,762
2023	From 1.4 to 5.3 years of service and achievement of a specified TSR	R$	4.06	73.8% to 83.4%	3.95% to 5.60%	2.22	842,481
2024	From 1 to 5 years of service and achievement of a specified TSR	R$	11.64	42.7% to 77.9%	3.72% to 5.32%	2.7	1,223,892
2025	From 1 to 5 years of service and achievement of a specified TSR	R$	6.33	55.0% to 67.3%	3.35% to 4.11%	—	624,788
							6,239,923
20.4.3. Options
The Group has granted awards as stock options with an exercise date between three and ten years and a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.
Information on the stock options is summarized as follows (amounts in R$ and in USD):

	Options
Granted year	Vesting period	Weighted average fair value	Volatility	Weighted average remaining expected life (years)	Exercisable at year end	Exercise price	Number of Outstanding Awards

2018	From 5 to 10 years of service	R$ 59.59	50.00%	2.7	17,077	USD 24.00	38,613
2019	From 3 to 5 years of service	R$ 81.71	69.80%	0	5,160	USD 30.00	5,160
							43,773

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
20.4.4. Share-based payment expenses
The total expense, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$273,946 (2024 - R$ 213,432 and 2023 - R$ 235,896).
20.5. Labor and social security liabilities

	December 31, 2025	December 31, 2024

Accrued annual payments and related social charges	471,438	494,706
Labor liabilities and related social charges	147,795	123,154
Total labor and social security liabilities	619,233	617,860
Current	536,364	578,345
Non-current	82,869	39,515
21.    Transactions with non-controlling interests
During the year ended December 31, 2025, the main transactions of non-controlling interests with the controlling shareholders were: (i) exchange differences on translation of foreign operations of Reclame Aqui R$ (353), (2024- R$ (606) 2023 – R$ (825)), (ii) equity transaction related to put options over non-controlling interest of Reclame Aqui R$ (9,563) (2024 R$ 1,028, 2023 – R$ (3,904)), (iii) equity transaction with non-controlling interests of APP Sistemas R$ 5,373 (2024 R$ nil, Cappta 2023 – R$ 49) (iv) dividends paid to shareholders Simplesvet and Questor R$ (17,663), (2024 - R$ (10,454) 2023 – R$ (5,983)), (v) Sale of subsidiary Simplesvet R$ (8,794) and (vi) Share-based payments R$ nil (2024 – R$ nil 2023 - Cappta R$ (114)).
22.    Other disclosures on cash flows
22.1. Non-cash transactions
22.1.1. Operating activities

	2025	2024	2023

Changes in the fair value of accounts receivable from card issuers at FVOCI	(502,502)	(117,097)	98,283
Fair value adjustment on equity instruments at FVOCI	—	1,623	1,912
22.1.2. Investing activities

	2025	2024	2023

Property and equipment and intangible assets acquired through lease (Note 10.3 and 11.3)	61,455	140,784	67,417
22.1.3. Financing activities

	2025	2024	2023

Unpaid consideration for acquisition of non-controlling shares	425	579	725

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
22.2. Items breakdown
22.2.1. Fair value adjustment in financial instruments at FVPL

	2025	2024	2023

Fair value adjustment on loans designated at FVPL	—	—	(127,137)
Adjustment on FIDC and bank borrowings designated for fair value hedge	(187,209)	437,347	—
Fair value adjustment on equity securities designated at FVPL	(8,043)	4,131	30,574
Fair value adjustment in financial instruments at FVPL	(195,252)	441,478	(96,563)
22.2.2. Interest income received, net of costs

	2025	2024	2023

Interest income received on prepayment of accounts payable to clients	9,395,387	7,122,635	5,962,063
Finance cost of sale of receivables on accounts receivable from card issuers (Note 19)	(2,041,529)	(2,544,359)	(3,195,130)
Interest income received, net of costs	7,353,858	4,578,276	2,766,933
22.2.3. Purchases and construction of property and equipment

	2025	2024	2023

Additions of property and equipment (Note 10.3)	(759,938)	(863,937)	(656,876)
Additions of right of use (IFRS 16) (Note 10.3)	61,454	107,390	33,254
Payments from previous year	(57,413)	(65,348)	(176,835)
Purchases unpaid at year end	50,332	57,413	65,348
Prepaid purchases of POS	—	—	(1,135)
Purchases and construction of property and equipment	(705,565)	(764,482)	(736,244)
22.2.4. Purchases and development of intangible assets

	2025	2024	2023

Additions of intangible assets (Note 11.3)	(498,136)	(531,570)	(515,740)
Additions of right of use (IFRS 16) (Note 11.3)	1	33,394	34,163
Payments from previous year	(5,015)	(14,117)	(6,593)
Purchases unpaid at year end	3,739	5,015	14,117
Service and operating rights	16,418	—	—
Purchases and development of intangible assets	(482,993)	(507,278)	(474,053)

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
22.2.5 Proceeds from the disposal of non-current assets

	2025	2024	2023

Net book value of disposed assets (Notes 10.3 and 11.3)	291,703	118,414	96,664
Net book value of disposed Leases	(34,473)	(4,623)	(21,225)
Gain (loss) on disposal of property and equipment, and intangible assets	9,472	(29,365)	(66,200)
Software business goodwill impairment loss	(157,991)	—	—
Disposal of Pinpag property and equipment, and intangible assets, including goodwill	—	(59,176)	—
Disposal of Simplesvet property and equipment, and intangible assets	(20,585)	—	—
Disposal of corporate assets	(41,865)	—	—
Disposal of Cappta property and equipment, and intangible assets	—	—	1,767
Outstanding balance	(46,259)	(23,504)	(10,470)
Proceeds from disposal of non-current assets	2	1,746	536
23.    Business combinations
23.1. Accounting policy
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.
The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and frequently values the assets acquired and liabilities assumed with the assistance of independent specialists. When the valuation is finalized, the Group recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriate.
Subsequently to the initial recognition of property and equipment and intangible assets identified, the Group records the depreciation and amortization over the useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.
Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.
Any contingent consideration to be transferred by the acquirer is recognized as a liability at fair value on acquisition date. Subsequent changes in the fair value of this liability is recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill and indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually or whenever there is an indication that it may be impaired (Note 11.4).
23.2. Significant judgments, estimates and assumptions
The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.
23.3. APP acquisition
On April 4, 2025, after buying shares from selling shareholders with significant voting power, the Group obtained control of APP with a 45.96% equity interest. APP was previously an associate and accounted for under the equity method. Immediately prior to the acquisition, the Group held an equity interest of 19.70% in APP which was acquired on August 20, 2021. APP is an unlisted company based in the State of São Paulo, Brazil, that develops an integrated solution of management, focused mainly on the hospitality segment.
23.3.1.    Financial position of the businesses acquired
The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below.

Notes to Consolidated Financial Statements
Years ended December 31, 2025, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)
23.3.1.1. APP Sistemas

Fair value	APP (as of April 4, 2025) (a)

Cash and cash equivalents	3,740
Trade accounts receivable	912
Recoverable taxes	180
Property and equipment	205
Intangible assets - Customer relationship(b)	5,321
Intangible assets - Software(b)	6,498
Other assets	117
Total assets	16,973

Trade accounts payable	245
Labor and social security liabilities	967
Deferred tax liabilities	3,225
Taxes payable	544
Dividends payable	2,000
Other liabilities	50
Total liabilities	7,031

Net assets and liabilities (a)	9,942
Consideration paid	15,406
Goodwill	5,464

(a)Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final.
(b)The Group carried out a final fair value assessment of the assets acquired in the business combination, as specified in the items (a) above, having identified customer relationship, and software as intangible assets.
23.3.2.    Consideration paid

APP

Cash consideration paid to the selling shareholders	5,734
Previously held equity interest in the acquire, at fair value (a)	4,300
Non-controlling interest in the acquiree	5,372
Total	15,406

(a)Refers to the interest in APP' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$ 1,986 for the remeasurement of the previously held 19.8% interest in APP to fair value, of R$ 4,300, compared to its carrying amount, of R$ 2,314.
24.    Subsequent events
On July 21, 2025, the Group entered into an agreement to sell its Software Businesses (as defined in Note 1.1), resulting in their classification as assets held for sale. The transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE) on January 30, 2026, and completed on February 27, 2026. The total amount received was R$ 3,272,193, and the final accounting effects of the disposal will be recognized in 2026.